Form 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the period of      May 1, 2001 through July 20, 2001
                     ---------------------------------------
                               Immune Network Ltd.
              --------------------------------------------------------
                 (Translation of registrant's name into English)

               3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, Canada
              --------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                -------            -------
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes          No   X
                                    -------     --------
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ---------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Immune Network Ltd.
                                   ----------------------------------------
                                          (Registrant)

Date     July 25, 2001           By     /s/ Ronald G. Paton
                                   ----------------------------------------
                                            (Signature)*
                                    Ronald G. Paton, Corporate Secretary

*Print the name and title of the signing officer under his signature.

                          IMMUNE NETWORK LTD.
             NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

Take Notice that the annual general meeting (the "Meeting") of the members of Immune Network Ltd. (the "Company") will be held in the B.C. Research and Innovation Complex Auditorium, 3650 Wesbrook Mall, Vancouver, British Columbia, at 2:00 p.m. on Thursday, June 28, 2001 for the following purposes:

1. To receive the audited financial statements of the Company for the fiscal period ended December 31, 2000, together with the auditor's report thereon.

2. To appoint the auditor for the Company and to authorize the directors to fix the remuneration to be paid to the auditor.

3.     To fix the number of directors.

4.     To elect directors for the ensuing year.

5.     To update the Company's stock option plan.

6. To approve various matters concerning the grant, exercise and renegotiation of stock options.

7. To authorize, by special resolution, the consolidation of the Company's authorized and issued common shares and the subsequent increase in the number of authorized shares.

8. Assuming the special resolution set forth in item 7 is approved, to authorize the change of the name of the Company, by special resolution.

9.     To authorize the amendment of the resolutions under items 7 and 8.

10.    To receive the report of the directors.

11.    To transact such other business as may be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his or her stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Dated at Vancouver, British Columbia this 10th day of May, 2001.

                               BY ORDER OF THE BOARD

                               /s/Allen Bain
                     President and Chief Executive Officer

                           IMMUNE NETWORK LTD.

                           Information Circular
                For the Annual General Meeting of Members

                This information is given as of May 10, 2001

                          SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Immune Network Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of the members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

               PERSONS OR COMPANIES MAKING THIS SOLICITATION

The enclosed Instrument of Proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular. Appointment and Revocation of Proxies

The persons named in the accompanying Instrument of Proxy are directors and officers of the Company. A member has the right to appoint a person to attend and act for him or her on his or her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his or her nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Instrument of Proxy must be dated and be signed by the member or by his or her attorney in writing or, if the member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a member may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a member present in person, whereupon such proxy shall be deemed to have been revoked.

             VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may be properly brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

                 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 10, 2001, the Company had 63,671,395 common shares without par value issued and outstanding, each carrying the right to one vote. At a general meeting of the Company, on a show of hands, every member present in person shall have one vote and, on a poll, every member shall have one vote for each share of which he or she is the holder.

Only members of record as of the close of business on May 10, 2001 who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies from members of record (i.e. registered shareholders) can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The content of the proxy supplied to Beneficial Shareholders is the same as that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders or members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record (i.e. registered shareholders) unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

To the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

        INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

               INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Company.

                    STATEMENT OF EXECUTIVE COMPENSATION

A.     Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, as of December 31, 2000, those who were the Company's chief executive officer (or an individual who acted in a similar capacity) and the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $100,000) or individuals who were, prior to December 31, 2000, executive officers of the Company during the most recently completed financial year (collectively, the "Named Executive Officers"). The term "SAR" used herein refers to stock appreciation rights as defined in Form 41 of the Securities Act (British Columbia).

                      Summary Compensation Table

                                     Annual Compensation             Long Term Compensation
                                   ------------------------    ------------------------------------
                                                                       Awards               Payouts
                                                               ------------------------------------     All
Name and               Financial                       Other       Securities  Restricted               Other
Principal                Year                          Annual       Under      Shares or      LTIP      Compen-
Position                Ended        Salary     Bonus  Compen-     Options/    Restricted    Payouts    sation(1)
                                       ($)       ($)   sation       SARs       Share          ($)         ($)
                                                         ($)         (#)       Units ($)
-----------------------------------------------------------------------------------------------------------------
Allen I. Bain        Dec 31, 2000  $120,000     Nil     Nil         480,000      Nil           Nil     $367,120
President & C.E.O.   Dec 31, 1999  $ 73,000     Nil     Nil         500,000      Nil           Nil        Nil
                     Dec 31, 1998     N/A       N/A     N/A           N/A        N/A           N/A        N/A
-----------------------------------------------------------------------------------------------------------------

(1) This sum includes the aggregate value realized on the exercise of stock options which represents the difference between the exercise price and the closing price of the Company's shares on the date of exercise and does not necessarily represent the actual profits realized or losses incurred on the exercise of stock options.

During the most recently completed financial year ended December 31, 2000, the Company did not make any long-term incentive plan awards to its directors, officers or employees nor did the Company have a pension plan for its directors, officers or employees.

B.     Related Party Transactions

In addition to the amounts paid to related parties disclosed elsewhere in this Information Circular, during the year ended December 31, 2000, the Company paid a total of $377,919 in salaries to employees who are also directors and senior officers of the Company. The Company paid $242,767 (inclusive of taxes and disbursements) to a law firm of which Ronald G. Paton, the Company's Corporate Secretary, is an associate counsel. The Company also paid a total of $47,497 to an accounting firm of which Danny T. Lowe, the Company's Controller, is a principal. The Company paid $68,700 to Allen I. Bain for a premises lease and related facility costs. Pursuant to an agreement between the Company and Allen
I. Bain (the "Bain Employment Agreement") dated May 21, 1999, the Company pays a salary of $120,000 per year to Allen I. Bain. If the Company terminates the Bain Employment Agreement without cause, the Company must pay a lump sum severance in an amount equal to 50% of Allen I. Bain's then current annual salary.

C.     Directors of the Company

None of the directors of the Company has received any cash compensation, directly or indirectly, for their services as directors during the most recently completed financial year of the Company. Furthermore, the Company does not have any non-cash compensation plans for its directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

D.     Options to Purchase Securities

During the Company's most recently completed financial year ended December 31, 2000, the Company granted the following stock options to the Named Executive
Officers:

Option/SAR Grants During the Most Recently Completed Financial Year

--------------------------------------------------------------------------------------------------------
                                                                        Market Value
                                        % of Total                     of Securities
                          Securities   Options/SARs      Exercise        Underlying
                           Under        Granted to          or          Options/SARs       Expiration
Name                     Options/SARs  Employees in     Base Price      on the Date          Date
                           Granted      Financial      ($/Security)      of Grant
                             (#)          Year                          ($/Security)
--------------------------------------------------------------------------------------------------------
Allen I. Bain              380,000         33 %            $1.20             $1.18       April 19, 2005
                           100,000          9 %            $0.40             $0.42     January 24, 2005


During the Company's most recently completed financial year ended December 31, 2000, the Company granted the following stock options to directors and senior officers as a group:

          Option Grants During the Most Recently Completed Financial Year

-----------------------------------------------------------------------------------------------------------
        Name                        Options to purchase      Date of Grant     Exercise        Expiration
                                          Shares                                Price            Date
                                        Granted (#)                          ($/Security)
-----------------------------------------------------------------------------------------------------------
Directors and Senior Officers(1)         805,000            April 20, 2000     $1.20         April 19, 2005
                                         840,000          January 25, 2000     $0.40       January 24, 2005
-----------------------------------------------------------------------------------------------------------

(1)Including Allen I. Bain, President, Chief Executive Officer and a director.

Optionees were not required to give consideration for their incentive stock options.

The price range of the shares for the 30 day period preceding the date of each stock option grant is not reasonably ascertainable.

During the Company's most recently completed financial year ended December 31, 2000, the Named Executive Officers exercised the following stock options:

  Aggregated Option/SAR Exercises During the Most Recently Completed Financial
                Year and Financial Year-End Option/SAR Values

-----------------------------------------------------------------------------------------------
                                                                             Value of
                                                       Unexercised      Unexercised in-the-
                        Securities     Aggregate      Options/SARs            Money
    Name                 Acquired        Value        at FY-End (#)       Options / SARs at
                        on Exercise    Realized(1)    Exercisable/     FY-End ($) Exercisable/
                            (#)           ($)        Unexercisable(3)   Unexercisable(2)&(3)
-----------------------------------------------------------------------------------------------
Allen I. Bain             430,000       $367,120    70,000/Exercisable      $7,700/Exercisable
                            Nil            Nil     380,000/Exercisable           Nil
                            Nil            Nil     100,000/Exercisable           Nil
-----------------------------------------------------------------------------------------------

(1) This sum represents the difference between the exercise price and the closing price of the Company's shares on the dates of exercise and does not necessarily represent the actual profits realized or losses incurred on the exercise of stock options.

(2) This sum represents the difference between the exercise price of the options and the closing price of the Company's shares on December 29, 2000.

(3) Allen I. Bain did not have any unexercisable options at the end of the most recently completed financial year.

During the Company's most recently completed financial year ended December 31, 2000, directors and senior officers as a group exercised the following stock options:

      Option Exercises During the Most Recently Completed Financial Year

--------------------------------------------------------------------------------
                             Number of                              Total
Name                       Securities Exercised   Exercise Price  Purchase Price
                               (#)                     ($)             ($)
--------------------------------------------------------------------------------
Directors and Senior
 Officers(1)                  168,500                 $0.40         $  67,400
                              260,000                 $0.23         $  59,800
                            1,130,000                 $0.15          $169,500
--------------------------------------------------------------------------------

(1) Including Allen I. Bain, President, Chief Executive Officer and a director.


The price range of the shares for the 30 day period preceding the date of each stock option exercise is not reasonably ascertainable.

During the Company's most recently completed financial year ended December 31, 2000, no stock options or SARs were repriced.

             Indebtedness of Directors and Senior Officers

During the Company's most recently completed financial year ended December 31, 2000, a loan made to Allen I. Bain in the amount of $55,000 was fully repaid. The loan, made in October 1999, bore interest at a rate equal to the Canada Customs and Revenue Agency's prescribed rate, from time to time, while the loan was outstanding. The loan was secured by a pledge of common shares.

None of the directors or senior officers of the Company, or any associates or affiliates of the Company, are indebted to the Company as at the date of this Information Circular.

                  Particulars of Matters to be Acted Upon

A.     Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at three. Although management is only nominating three individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting. Advance Notice of the Meeting was published pursuant to section 111 of the Company Act (British Columbia) in The Vancouver Province on May 4, 2001 and no nominations for directors were received.

Each director of the Company is elected annually and holds office until the next annual general meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

----------------------------------------------------------------------------------------------------------------
Name and Residence of Proposed         Date Elected                                                Number of
Directors and Present Offices Held     or Appointed       Principal Occupation                      Shares
----------------------------------------------------------------------------------------------------------------
Allen I. Bain                          May 21, 1999       President and Chief Executive
Vancouver, BC, Canada                                     Officer of the Company; Chief
President, Chief Executive Officer                        Executive Officer of B.C. Research      5,152,3551 (1)
 & Director                                               Inc.
----------------------------------------------------------------------------------------------------------------
Robert J. Gayton                       May 31, 1994       Chartered Accountant; self-employed
West Vancouver, BC, Canada                                consultant  to a number of Vancouver-
Director                                                  based companies; Vice-President,
                                                          Finance of Western Copper Holdings Ltd.    141,334
----------------------------------------------------------------------------------------------------------------
Oh, Kim Sun                            January 25, 2000   Group Executive Director of the
Kuala Lumpur, Malaysia                                    Chemical Company of Malaysia,            1,963,999
Director                                                  Berhad
----------------------------------------------------------------------------------------------------------------


(1) Includes shares owned indirectly and shares over which control or direction is exercised. Allen I. Bain is a minority shareholder in a company which holds 400,000 common shares of the Company. Allen I. Bain is also a minority shareholder in a company which holds 639,599 common shares of the Company.

The above information was provided by management of the Company.

Pursuant to the provisions of the Company Act (British Columbia), the Company is required to have an audit committee which, presently, is comprised of Allen I. Bain, Robert J. Gayton and Oh, Kim Sun.

B.     Appointment of Auditor

Members will be asked to approve the appointment of Ernst & Young, Chartered Accountants, of Suite 2200, 700 West Georgia Street, Vancouver, British Columbia, as auditor for the Company for the ensuing year, at a remuneration to be fixed by the directors. Ernst & Young was first appointed auditor of the Company effective July 20, 1999.

C.     Stock Option Plan

At the annual and special general meeting of the Company held on June 21, 2000, members authorized the implementation of a stock option plan (the "Stock Option Plan") to govern the future grant, from time to time, of options to purchase common shares in the capital of the Company to eligible recipients.

The number of shares reserved for issuance under the Stock Option Plan will be the maximum number permitted under Canadian Venture Exchange ("CDNX") Policy 4.4 entitled "Director, Officer and Employee Stock Options". Members will be asked to approve a resolution authorizing that section 3.2 of the Stock Option Plan, entitled "Number of Shares" be deleted in its entirety, and the following substituted therefor:

"3.2     NUMBER OF SHARES

The maximum number of Shares reserved for issuance under the Plan at any one time shall not exceed [20% of the issued and outstanding share capital at the time of shareholder approval] Shares of the Company. The total number of Options awarded to all consultants and to all persons employed by the Company who perform investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company at the time of award without consent being obtained from the Exchange.

If any Option expires or otherwise terminates for any reason without having been exercised in full, or if any Option is exercised in whole or in part, the number of Shares in respect of which Option expired, terminated or was exercised shall again be available for the purposes of the Plan."

D.     Incentive Stock Options

CDNX Policy 4.4 entitled "Director, Officer and Employee Stock Options" provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with section 2.10 of Policy 4.4 entitled "Disinterested Shareholder Approval") to:

(i) a decrease in the exercise price of stock options previously granted to insiders:

(ii) the issuance to insiders within a one year period, upon the exercise of stock options, of shares exceeding 10% of the outstanding listed shares;

(iii) the issuance to any one insider and such insider's associates, within a one year period, upon the exercise of stock options, of shares exceeding 5% of the issued and outstanding listed shares; and

(iv) the reservation for issuance upon the exercise of stock options granted to insiders under the Company's stock option plan, of shares exceeding 10% of the number of outstanding listed shares.

Accordingly, members will be asked to pass resolutions authorizing the above. The passing of resolutions authorizing the above matters does not mean that the board of directors will necessarily exercise the authority granted. The Company's board of directors recommends that the members approve this resolution.

E.     Consolidation of Share Capital

Summary

As of May 10, 2001, the Company had an authorized capital of 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each. As of such date 63,671,395 common shares and 7,532,021 preferred shares were issued and outstanding as fully paid and non-assessable.

In preparation for certain initiatives being considered by the Company to enhance liquidity and to attract equity financing in order for the Company to meet its working capital requirements and to fund further acquisitions, management of the Company considers it advisable to consolidate the Company's common share capital, including all common shares issued and outstanding, by dividing the common shares by the Consolidation Ratio (as defined below). Following such common share consolidation, the Company proposes to return the number of its authorized common shares to 200,000,000.

If the share consolidation proceeds, the ratio by which the common shares will be consolidated (the "Consolidation Ratio") will be a fraction, the denominator of which will be one and the numerator of which will be selected by the board of directors of the Company (the "Board") but will be, in any event, not less than two nor more than 25. The Board will select the Consolidation Ratio not later than 60 days following the date the special resolution is passed. The Board's determination of the appropriate Consolidation Ratio within the range approved by the members will be based upon several factors, including the trading price of the Company's common shares on the CDNX.

CDNX acceptance of the filing of documents relating to the share consolidation will be subject to the fulfillment of certain conditions, including member approval.

If the share consolidation resolution is approved at the Meeting, the Board will, notwithstanding such approval, retain the discretion either to implement or to refrain from implementing the matters described above, without further approval or authorization by members.

Based on the current issued capital, following the implementation of the share consolidation resolution, there will be between 31,835,697.5 (based on a Consolidation Ratio of 2:1) and 2,558,855.8 (based on a Consolidation Ratio of 25:1) post-consolidated common shares of the Company issued and outstanding.

Effect of Share Consolidation

If the share consolidation resolution is approved at the Meeting and is implemented by the Company:

(i) each holder of issued pre-consolidation common shares will become entitled to receive such number of post-consolidation common shares as is equal to the number of pre-consolidation common shares held divided by the Consolidation Ratio; and

(ii) each option, warrant or other securities of the Company convertible into pre-consolidation common shares ("Pre-consolidation Convertible Securities") that have not been exercised or cancelled prior to the effective date of the implementation of the share consolidation resolution will be adjusted pursuant to the terms thereof on the same Consolidation Ratio described above and each holder of Pre-consolidation Convertible Securities will become entitled to receive post-consolidation common shares pursuant to such adjusted terms.

If the share consolidation resolution is approved at the Meeting and the Board determines that it is appropriate to implement such resolution, the share consolidation will become effective upon the filing by the Company of a certified copy of Schedule A, as modified in accordance with the share consolidation resolution, with the office of the Registrar of Companies in the Province of British Columbia. Upon such filing, each person who becomes entitled to receive post-consolidation common shares on the terms described above, will be immediately recorded as such on the share register of the Company. Each holder of Pre-consolidation Convertible Securities will be advised of the adjustments made to such securities pursuant to the terms thereof.

Exchange of Shares

The specific procedures for the deposit of certificates representing pre-consolidation common shares and the delivery of post-consolidation common shares will be set out in a Notice of Share Consolidation and Letter of Transmittal to be delivered to members following the Company's determination to implement the share consolidation resolution. It is recommended that members complete and return their Letter of Transmittal to the Company's registrar and transfer agent at its principal office in Vancouver as soon as possible following receipt of same. Upon return of a properly completed Letter of Transmittal, along with certificates representing pre-consolidation common shares, certificates for the appropriate number of post-consolidation common shares will be distributed without charge.

No fractional post-consolidation common shares will be issued and no cash will be paid in lieu of fractional post-consolidation common shares. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next whole number.

Share Consolidation Resolution

At the Meeting, members will be asked to consider, and if thought fit, to pass the share consolidation resolution set out below. The special resolution authorizes the Company to consolidate its common shares based upon a Consolidation Ratio to be selected by the Board.

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Company is hereby authorized to alter its Memorandum to consolidate the 200,000,000 common shares without par value in the authorized capital of the Company ("Common Shares"), including all the common shares issued and outstanding as of the date hereof, by dividing the common shares by the Consolidation Ratio (as hereinafter defined).

2. The ratio by which the Common shares will be consolidated (the "Consolidation Ratio") will be a fraction, the denominator of which will be one and the numerator of which will be selected by the board of directors of the Company (the "Board") but will be, in any event, not less than two nor more than 25.

3. Upon the Board's determination of the Consolidation Ratio pursuant to paragraph 2 (such determination to be conclusively evidenced by the implementation by the Company of the Consolidation Resolution (as defined below)), the members of the Company will be deemed to have passed a special resolution in the form set out as Part A of Schedule A (the "Consolidation Resolution"), the blanks in which will be completed if and when the Company proceeds with implementing the Consolidation Resolution based upon the Consolidation Ratio selected by the Board and based upon the number of outstanding issued shares at that time, and such special resolution, as so modified, shall be deemed for all purposes to be the special resolution duly passed by the members of the Company.

4. The Board is authorized, in the Board's discretion and without further approval or authorization of the members of the Company, to take any and all actions necessary to implement the foregoing resolutions, including the selection of a Consolidation Ratio within the parameters herein before authorized, not later than 60 days from the date this special resolution is passed, or to determine not to implement the foregoing resolutions or to abandon such implementation.

5. No fractional post-consolidation common shares will be issued and no cash will be paid in lieu of fractional post-consolidation common shares. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next whole number.

6. Any director or officer of the Company is authorized to do all things and execute all deeds, instruments and documents necessary or desirable to implement the foregoing resolutions."

Upon the determination by the Board of the Consolidation Ratio (such determination to be conclusively evidenced by the implementation by the Company of the consolidation resolution), the members of the Company will be deemed to have passed a special resolution in the form set out as Part A of Schedule A (the "Consolidation Resolution"), the blanks in which will be completed if and when the Company proceeds with implementing the Consolidation Resolution based upon the Consolidation Ratio selected by the Board and based upon the number of outstanding issued shares at that time. Such special resolution, as so modified, shall be deemed for all purposes to be the special resolution duly passed by the members of the Company. Management of the Company recommends that the members approve the Consolidation Resolution.

F.     Increase in Authorized Share Capital

After the consolidation of the Company's common shares, the number of authorized common shares of the Company will be as few as 28,000,000 shares divided into 8,000,000 common shares without par value of which a total of as few as 2,558,855.8 will be issued and outstanding, and 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each of which 7,532,021 are issued and outstanding. Assuming that members approve the consolidation of the Company's share capital as described above and in anticipation of the Company's future requirements for equity financing, members will be asked to approve a special resolution increasing the authorized capital of the Company as set out as Part B of Schedule A. Management of the Company recommends that the members approve this special resolution.

G.     Change of Name

The policies of the CDNX generally require that a listed company change its name upon consolidation of its share capital. If required, the Company proposes to change its name to "IMM Pharma Ltd.", or such other name as may be approved by the CDNX and/or the British Columbia Registrar of Companies. Members will therefore be asked to approve the following special resolution:

"RESOLVED AS A SPECIAL RESOLUTION THAT the Memorandum of the Company be altered by changing the name of the Company to "IMM Pharma Ltd.", or such other name as may be approved by the CDNX and/or the British Columbia Registrar of Companies and that paragraph 1 of the Company's Memorandum be altered to read as follows:

1.     The name of the Company is IMM Pharma Ltd."

Management of the Company recommends that the members approve this special resolution.

The form of Memorandum as altered giving effect to the foregoing amendments is attached hereto as Schedule B.

H.     Approval to Amend the Foregoing Transactions

The foregoing transactions, including the consolidation of the Company's common share capital, increase in authorized capital and name change, have all been structured by management with reference to existing laws and the policies of the CDNX. However, as of the date hereof, the approval of the CDNX has not been received, and it may arise that the CDNX or other regulatory agencies require amendments to any or all of the foregoing as a condition of granting such approvals. To avoid the time and expense of convening another meeting of the Company's members, management will seek the approval of the members to a general resolution authorizing the board of directors to modify, amend or revise the terms of any or all of the said transactions as may be required by the regulatory authorities having jurisdiction or otherwise by the board of directors, members will be asked to approve the following resolution:

"RESOLVED THAT in connection with the consolidation of the Company's common share capital, subsequent increase in authorized capital, name change and all related transactions associated therewith as set forth in or otherwise contemplated in this Information Circular, the directors of the Company be and they are hereby authorized to modify, vary or amend such terms and conditions as may be required by the regulatory authorities having jurisdiction, or as the board of directors may in its sole discretion deem appropriate and in the best interest of the Company."

Management of the Company recommends that the members approve this resolution.

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Vancouver, British Columbia, the 10th day of May, 2001.

                                BY ORDER OF THE BOARD

                                /s/ Allen I. Bain
                       President and Chief Executive Officer

                                Schedule A


             Special Resolutions of the Members of Immune Network Ltd.

Part A.

RESOLVED AS A SPECIAL RESOLUTION THAT the Memorandum of the Company be altered by consolidating all of the 200,000,000 common shares without par value, of which * common shares are issued and outstanding, into * common shares without par value, of which * common shares will be issued and outstanding, every * old common shares without par value being consolidated into one new common share without par value and that paragraph 2 of the Company's memorandum be altered to read as follows:

2.     The authorized capital of the Company consists of * shares divided into:

(a)    * common shares without par value; and

(b) 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each,

having attached thereto the special rights and restrictions set forth in the articles of the Company.

Part B.

RESOLVED AS A SPECIAL RESOLUTION THAT the Memorandum of the Company be altered by increasing the authorized capital of the Company, which presently consists of
* shares divided into * common shares without par value of which * are issued and outstanding, and 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each of which 7,532,021 are issued and outstanding, to 220,000,000 shares divided into 200,000,000 common shares without par value, of which * are issued and outstanding, and 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each of which 7,532,021 are issued and outstanding, and that paragraph 2 of the Company's Memorandum be altered to read as follows:

2. The authorized capital of the Company consists of 220,000,000 shares divided into:

(a)     200,000,000 common shares without par value; and

(b) 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each,

having attached thereto the special rights and restrictions set forth in the articles of the Company.

                                      Schedule B

                                     Company Act

                                  ALTERED MEMORANDUM

As amended by special resolution on ____________________, 2001.

1.     The name of the Company is IMM Pharma Ltd.
2. The authorized capital of the Company consists of 220,000,000 shares divided into:

(a)     200,000,000 common shares without par value; and

(b) 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each,

having attached thereto the special rights and restrictions set forth in the articles of the Company

                     ANNUAL GENERAL MEETING OF MEMBERS OF

                             IMMUNE NETWORK LTD.

     TO BE HELD IN THE B.C. RESEARCH AND INNOVATION COMPLEX AUDITORIUM
  3650 WESBROOK MALL, VANCOUVER, BRITISH COLUMBIA AT 2:00 P.M. ON THURSDAY,
                                 JUNE 28, 2001

                                     PROXY

The undersigned member of the Company hereby appoints Allen Bain an officer and a director of the Company, or failing this person, David Goold, an officer of the Company, or in place of the foregoing, (Print the Name)__________________, as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular.) Please mark one of the two lines below indicating how you would like to vote (i.e. for or against/for or withhold).


1. To vote FOR ______ or WITHHOLD ______ to appoint Ernst & Young, Chartered Accountants, as the Company's auditor.

2. To vote FOR ______ or AGAINST ______ the resolution authorizing directors to fix auditor's remuneration.

3. To vote FOR ______ or AGAINST ______ the resolution to fix the number of directors.

4.  To elect the following directors of the Company:

Allen I. Bain              vote FOR ______ or WITHHOLD ______
Robert J. Gayton           vote FOR ______ or WITHHOLD ______
Oh, Kim Sun                vote FOR ______ or WITHHOLD ______

5. To vote FOR ______ or AGAINST ______ the resolution to update the Company's stock option plan.

6.  To vote FOR ______ or AGAINST ______ the resolution to authorize:

(i) a decrease in the exercise price of stock options previously granted to insiders;

(ii) upon the exercise of stock options, the issuance of shares to insiders, within a one year period, exceeding 10% of the outstanding listed shares;

(iii) upon the exercise of stock options, the issuance of shares to any one insider and such insider's associates, within a one year period, exceeding 5% of the outstanding listed shares; and

(iv) the reservation for issuance, upon the exercise of options granted to insiders under the stock option plan, of shares exceeding 10% of the number of outstanding listed shares.

7. To vote FOR ______ or AGAINST ______ the special resolution authorizing the consolidation of the Company's authorized and issued common shares and the subsequent increase in the number of authorized shares.

8. To vote FOR ______ or AGAINST ______ the special resolution authorizing the change of the name of the Company.

9. To vote FOR ______ or AGAINST ______ the resolution authorizing the amendment of the resolutions under items 7 and 8.

10. To vote FOR ______ or AGAINST ______ granting proxyholder authority to vote at his/her discretion on any other business or amendment or variation to previous resolutions.

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.

SIGN HERE:________________________________________________________________

Please print name:________________________________________________________

Date:_____________________________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED SEE
                -------------------       ----------------
IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY:

1.     This Proxy is solicited by management of the Company.

2. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the member, the proxyholder is authorized to date the proxy form as of the date of the meeting, or adjournment thereof.

3.     a.     If a registered member wishes to attend the meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the meeting.

     b. If the securities of a member are held by a financial institution and the member wishes to attend the meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the member's vote will be counted at that time.

4. If a member cannot attend the meeting but wishes to vote on the resolutions, that member can appoint another person, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, cross of the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the member, the proxy form confers discretionary authority upon the member's appointed proxyholder.

5. If the member cannot attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any poll of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered member has returned the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend and vote at the meeting, the member must record his or her attendance with the Company's scrutineers at the meeting and revoke the proxy form in writing.

--------------------------------------------------------------------------------
To be represented at the meeting, this proxy form must be received by mail or by fax no later than 48 hours excluding Saturdays and holidays prior to the time of the meeting at the offices of Computershare Investor Services Inc., 4th Floor,
                              ------------------------------------------------
510 Burrard Street, Vancouver, British Columbia, V6C 3B9, fax number (604)
 -------------------------------------------------------------------------
683-3694.
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

     Immune Network Reports Year 2000 Results, Interim Financing and Strategic
                                Changes for 2001


VANCOUVER, CANADA, MAY 17, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX: IMM) reports its financial results for the fourth quarter and fiscal year ended December 31, 2000. Immune Network also reports a $700,000 private placement, corporate restructuring, a new strategic focus, and the appointment of Mark Glusing as Chief Operating Officer.

"We grew very quickly on all fronts in year 2000, with large increases in our capital structure, our assets, and our commitments to projects", said Dr. Allen Bain, President and CEO. "Our strategy for the ensuing year is to focus our team's efforts on our largest project, our anti-inflammatory approach to slowing the progression of Alzheimer disease. The DAD2000 Phase II clinical trial is in full swing with 21 sites active internationally and 70% of our patient recruitment already completed. Our drug design program has also produced encouraging results for second generation drugs. Following the pioneering work of Dr. Pat McGeer, we are committed to moving quickly to bring forward a safe and effective anti-inflammatory drug for slowing or stopping Alzheimer disease."

Immune Network is pleased to announce the appointment of Mark Glusing as its Chief Operating Officer (COO). Mr. Glusing has a strong background in international business operations, management and finance, and he will be a major force in extracting maximum value from each of Immune Network's assets and setting a fast pace for project development.

Immune Network also reports that its Annual General Meeting (AGM) will be held
on June 28, 2001 at 2:00 p.m. at the BC Research & Innovation Complex.   This
week, the company will be mailing its information circular and proxy package.
In addition to ordinary resolutions customary for the company, management will be seeking shareholder approval to proceed with a consolidation of common shares to an extent determined by the board of directors following the AGM up to a maximum ratio of 25 old shares for each new share. Approval will also be sought for a name change, if required as part of the share restructuring.

The company further reports that it has arranged a private placement of 5 million special warrants at $0.14 per special warrant for total proceeds of $700,000. Each special warrant will be exercisable, at no additional cost, into one unit comprised of one common share and one common share purchase warrant. Each share purchase warrant is exercisable for two years into one common share, at a price of $0.14. Certain insiders may sell shares in order to participate in the private placement. The proceeds of this interim financing will be primarily allocated towards the clinical development of the company's Alzheimer drug.

Financial statements for Immune Network Ltd. are consolidated and include the financial results of B.C. Research Inc. only for the period from August 19 through to December 31, 2000. The reported revenue of $1,298,164 resulted from the BC Research contract services and rental operation for the period from August 19 to December 31,2000.

Research and development expenses for 2000 were $7,186,541 as compared to $420,195 during 1999. The majority of these expenses were associated with the Alzheimer disease project, the AIDS project and the asthma project. The company has also stated the write down in loans and investments of $120,156 relating to management's on-going evaluation of company projects.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS


As at December 31                                (Expressed in Canadian Dollars)


                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------

ASSETS [notes 13 and 14]
Current
Cash and cash equivalents [note 4]                        2,578,731     117,058
Short-term investments                                        5,000      50,000
Restricted investment [note 14]                              75,000        -
Accounts receivable (net of allowance
   provision of $40,000; 1999 - $nil) [note 21]           1,063,543      16,852
Unbilled revenue                                            210,555        -
Investment tax credit and taxes recoverable                  94,077        -
Government grants receivable                                 10,000       5,736
Deposits and prepaid expenses                               262,906      28,899
--------------------------------------------------------------------------------
                                                          4,299,812     218,545
--------------------------------------------------------------------------------
Loan receivable from an officer [note 20]                      -         32,213
Capital assets [note 7]                                   1,774,140      76,805
Intellectual properties [note 8]                            482,724     327,121
Long-term investments [note 11]                           8,782,877      29,896
Other assets [note 10]                                    3,868,158        -
Goodwill [note 9]                                         5,408,143        -
--------------------------------------------------------------------------------
                                                         24,615,854     684,580
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                  1,259,980     303,575
Unearned revenue                                            177,531        -
Current portion of obligations under capital
   leases [note 12]                                         128,018        -
Current portion of long-term debt [note 13]                 513,553        -
--------------------------------------------------------------------------------
                                                          2,079,082     303,575
--------------------------------------------------------------------------------
Obligations under capital leases [note 12]                  240,605        -
Long-term liability [note 13]                             1,133,296        -
Loan payable to shareholder [note 15]                          -         50,000
Future income taxes [note 19]                             3,109,000        -
Deferred dilution gain [note 11(a)]                         877,439        -
Minority interest in subsidiaries                         4,148,683        -
--------------------------------------------------------------------------------
                                                         11,588,105     353,575
--------------------------------------------------------------------------------
Commitments and contingency [note 18]
Shareholders' equity
Preferred shares [note 17]                                7,532,021        -
Common shares [note 17]                                  17,790,272   3,796,435
Special warrants [note 17(d)]                                75,000        -
Contributed surplus [note 17(e)]                             57,589        -
Deficit accumulated during development stage            (12,427,133) (3,465,430)
--------------------------------------------------------------------------------
                                                         13,027,749     331,005
--------------------------------------------------------------------------------
                                                         24,615,854     684,580
================================================================================

See accompanying notes

On behalf of the Board:          /s/Allen I. Bain            /s/Robert J. Gayton

                                  Director                         Director

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


Years ended December 31                          (Expressed in Canadian Dollars)

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
REVENUE
Contract revenue                                    1,867,339                -                 -         1,867,339
Direct costs on contract revenue(note 19)          (1,028,541)               -                 -        (1,028,541)
-----------------------------------------------------------------------------------------------------------------------
Gross margin                                          838,798                -                 -           838,798
Rental revenue                                        459,366                -                 -           459,366
-----------------------------------------------------------------------------------------------------------------------
                                                    1,298,164                -                 -         1,298,164
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development                            7,186,541             420,195            20,260      8,587,166
Loss on disposition of intellectual properties           -                   -                 -            38,965
General and administrative                          2,766,856             368,974           166,855      4,612,320
Loss on writedown of long-term investments
   [note 11]                                          120,156                -                 -           120,156
Amortization                                          627,590              40,851            10,795        770,534
Loss on writedown of intellectual properties             -                   -                 -            88,760
Loss on disposition of capital assets                    -                   -                4,673          3,417
-----------------------------------------------------------------------------------------------------------------------
                                                   10,701,143             830,020           202,583     14,221,318
-----------------------------------------------------------------------------------------------------------------------
Loss before the undernoted items                    9,402,979             830,020           202,583     12,923,154
Interest income [note 20]                            (251,182)            (14,036)             (912)      (305,927)
Interest expense on long-term liability               146,649                -                 -           146,649
Interest expense on capital leases                     16,628                -                 -            16,628
Dilution gain amortization                            (30,257)               -                 -           (30,257)
Equity in loss of significantly influenced companies  588,595                -                 -           588,595
-----------------------------------------------------------------------------------------------------------------------
Loss before income taxes and minority interest      9,873,412             815,984           201,671     13,338,842
Future income tax recovery (note 19)                 (841,000)               -                 -          (841,000)
-----------------------------------------------------------------------------------------------------------------------
Net loss before minority interest                   9,032,412             815,984           201,671     12,497,842
Minority interest in loss from subsidiary             (70,709)               -                 -           (70,709)
-----------------------------------------------------------------------------------------------------------------------

Net loss for the period                             8,961,703             815,984           201,671     12,427,133

Deficit accumulated during development stage,
   beginning of period                              3,465,430           2,649,446         2,447,775           -
-----------------------------------------------------------------------------------------------------------------------
Deficit accumulated during development stage,
   end of period                                   12,427,133           3,465,430         2,649,446     12,427,133
=======================================================================================================================

Loss per common share                                    0.21                0.03              0.01           -
=======================================================================================================================

Weighted average number of
   outstanding shares                              42,882,698          24,253,222        20,137,118           -
=======================================================================================================================

See accompanying notes

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31                          (Expressed in Canadian Dollars)

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                (8,961,703)          (815,984)        (201,671)     (12,427,133)
Items not involving cash
   Amortization                                       627,590             40,851           10,795          770,534
   Amortization of deferred charges                    13,635               -                -              13,635
   Dilution gain amortization                         (30,257)              -                -             (30,257)
   Future income taxes recovery                      (841,000)              -                -            (841,000)
   Minority interest in loss from subsidiary          (70,709)              -                -             (70,709)
   Equity in loss from significantly influenced
    companies                                         588,595               -                -             588,595
   Writedown of long-term investments                 120,156               -                -             120,156
   Long-term liability for clinical research        1,600,149               -                -           1,600,149
   Stock based compensation                            57,589               -                -              57,589
   Loss on writedown of intellectual properties          -                  -                -              88,760
   Loss on disposition of capital assets                 -                  -               4,673            3,417
   Loss on disposition of intellectual properties        -                  -                -              38,965
-----------------------------------------------------------------------------------------------------------------------
                                                   (6,895,955)          (775,133)        (186,203)     (10,087,299)
Net change in non-cash working capital [note 23]     (107,629)            26,848           56,607          (30,579)
-----------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                  (7,003,584)          (748,285)        (129,596)     (10,117,878)
-----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
   Shareholder loan                                      -                  -              50,000           50,000
   Share subscriptions received                          -                 9,000           45,000           54,000
   Special warrants                                   318,000               -                -             318,000
Proceeds from issuance of common shares             9,332,265          1,049,575          110,000       13,094,630
Loan to officer                                          -               (55,000)            -             (55,000)
Repayment of a loan to officer                         32,213             22,787             -              55,000
Payments on obligations under capital leases          (45,645)              -                -             (45,645)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities               9,636,833          1,026,362          205,000       13,470,985
-----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties                  (337,654)           (65,348)         (13,951)        (850,667)
Purchase of capital assets                           (312,996)           (92,767)            -            (444,533)
Proceeds from disposal of capital and
   intellectual properties                               -                  -               7,618           31,618
Purchase of long-term investments                    (415,710)           (29,896)            -            (370,606)
Purchase of restricted investments                    (75,000)              -                -             (75,000)
Purchase of short-term investment                        -               (50,000)            -             (50,000)
Redemption of short-term investments                   50,000               -                -              50,000
Cash acquired on business combination net of costs
   of acquisition [note 5]                            919,784               -                -             934,812
-----------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by investing activities      (171,576)          (238,011)          (6,333)        (774,376)
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents    2,461,673             40,066           69,071        2,578,731
Cash and cash equivalents, beginning of period        117,058             76,992            7,921             -
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period            2,578,731            117,058           76,992        2,578,731
=======================================================================================================================

Supplementary cash flow information
Interest paid                                          21,582               -                -              21,582
=======================================================================================================================

See accompanying notes


To review the complete annual report please visit Immune Network Ltd.'s website (www.immunenetwork.com).
 ---------------------

Immune Network will hold a conference call to present and discuss year 2000 financial results and plans for 2001 on May 18, 2001 at 9:00 am Pacific time (noon Eastern Time). The call can be accessed locally by dialing 899-1159 (Vancouver) or toll free at 1-888-458-1598 (outside Vancouver). After dialing, participants must input the security code 29046# to enter into the conference call.

On behalf of the Board of Directors


Allen Bain, Ph.D., CEO


About Immune Network

To learn more about Immune Network Ltd., please visit our website: www.immunenetwork.com
             --------


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                      -30-



Immune Network Contact:

Rupinder Bagri
Director of Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel.  (604) 222-5541
Toll Free   1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com
        ------------------------


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.   Reporting Issuer
          ----------------

Immune Network Ltd. (the "Issuer")
3650 Wesbrook Mall
Vancouver, BC   V6S 2L2

Item 2   Date of Material Change
         -----------------------
May 17, 2001

Item 3   Press Release
         -------------
News Release dated May 17, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4   Summary of Material Change
         --------------------------
The Issuer reports the appointment of Mark Glusing as Chief Operating Officer, a share restructuring, the negotiation of a $700,000 private placement and its financial results for the fourth quarter and fiscal year ended December 31, 2000.

Item 5   Full Description of Material Change
         -----------------------------------
The Issuer reports the appointment of Mark Glusing as its Chief Operating Officer. Mr. Glusing has a strong background in international business operations, management and finance.

At the Issuer's annual general meeting scheduled for June 28, 2001, in addition to the customary ordinary resolutions, management will be seeking shareholder approval to proceed with a consolidation of common shares to an extent determined by the board of directors. The consolidation ratio will be up to a maximum of 25:1 and a minimum of 2:1. Shareholder approval will also be sought for a name change, if required as part of the share restructuring.

The Issuer further reports that it has negotiated a private placement of 5,000,000 special warrants at $0.14 per special warrant for total proceeds of $700,000. Each special warrant will be exercisable, at no additional cost, into one unit comprised of one common share and one common share purchase warrant. Each share purchase warrant is exercisable for two years into one common share, at a price of $0.14. Certain insiders may sell shares in order to participate in the private placement. The proceeds of this interim financing will be primarily allocated towards the clinical development of the Issuer's Alzheimer drug.

Financial statements for the Issuer are consolidated and include the financial results of its subsidiary, B.C. Research Inc., only for the period from August 19, 2000 (the date of the Issuer's acquisition of a controlling interest) through to December 31, 2000. The reported revenue of $1,298,164 resulted from the B.C. Research Inc. contract services and rental operation for the period from August 19 to December 31, 2000.

Research and development expenses for 2000 were $7,186,541 as compared to $420,195 during 1999. The majority of these expenses were associated with the Alzheimer disease project, the AIDS project and the asthma project. The Issuer has also stated the write down in loans and investments of $120,156 relating to management's on-going evaluation of company projects.

Extracts from the financial statements are reproduced below.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS


As at December 31                                (Expressed in Canadian Dollars)


                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------

ASSETS [notes 13 and 14]
Current
Cash and cash equivalents [note 4]                        2,578,731     117,058
Short-term investments                                        5,000      50,000
Restricted investment [note 14]                              75,000        -
Accounts receivable (net of allowance
   provision of $40,000; 1999 - $nil) [note 21]           1,063,543      16,852
Unbilled revenue                                            210,555        -
Investment tax credit and taxes recoverable                  94,077        -
Government grants receivable                                 10,000       5,736
Deposits and prepaid expenses                               262,906      28,899
--------------------------------------------------------------------------------
                                                          4,299,812     218,545
--------------------------------------------------------------------------------
Loan receivable from an officer [note 20]                      -         32,213
Capital assets [note 7]                                   1,774,140      76,805
Intellectual properties [note 8]                            482,724     327,121
Long-term investments [note 11]                           8,782,877      29,896
Other assets [note 10]                                    3,868,158        -
Goodwill [note 9]                                         5,408,143        -
--------------------------------------------------------------------------------
                                                         24,615,854     684,580
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                  1,259,980     303,575
Unearned revenue                                            177,531        -
Current portion of obligations under capital
   leases [note 12]                                         128,018        -
Current portion of long-term debt [note 13]                 513,553        -
--------------------------------------------------------------------------------
                                                          2,079,082     303,575
--------------------------------------------------------------------------------
Obligations under capital leases [note 12]                  240,605        -
Long-term liability [note 13]                             1,133,296        -
Loan payable to shareholder [note 15]                          -         50,000
Future income taxes [note 19]                             3,109,000        -
Deferred dilution gain [note 11(a)]                         877,439        -
Minority interest in subsidiaries                         4,148,683        -
--------------------------------------------------------------------------------
                                                         11,588,105     353,575
--------------------------------------------------------------------------------
Commitments and contingency [note 18]
Shareholders' equity
Preferred shares [note 17]                                7,532,021        -
Common shares [note 17]                                  17,790,272   3,796,435
Special warrants [note 17(d)]                                75,000        -
Contributed surplus [note 17(e)]                             57,589        -
Deficit accumulated during development stage            (12,427,133) (3,465,430)
--------------------------------------------------------------------------------
                                                         13,027,749     331,005
--------------------------------------------------------------------------------
                                                         24,615,854     684,580
================================================================================


On behalf of the Board:          /s/Allen I. Bain            /s/Robert J. Gayton

                                  Director                         Director

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


Years ended December 31                          (Expressed in Canadian Dollars)

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
REVENUE
Contract revenue                                    1,867,339                -                 -         1,867,339
Direct costs on contract revenue(note 19)          (1,028,541)               -                 -        (1,028,541)
-----------------------------------------------------------------------------------------------------------------------
Gross margin                                          838,798                -                 -           838,798
Rental revenue                                        459,366                -                 -           459,366
-----------------------------------------------------------------------------------------------------------------------
                                                    1,298,164                -                 -         1,298,164
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development                            7,186,541             420,195            20,260      8,587,166
Loss on disposition of intellectual properties           -                   -                 -            38,965
General and administrative                          2,766,856             368,974           166,855      4,612,320
Loss on writedown of long-term investments
   [note 11]                                          120,156                -                 -           120,156
Amortization                                          627,590              40,851            10,795        770,534
Loss on writedown of intellectual properties             -                   -                 -            88,760
Loss on disposition of capital assets                    -                   -                4,673          3,417
-----------------------------------------------------------------------------------------------------------------------
                                                   10,701,143             830,020           202,583     14,221,318
-----------------------------------------------------------------------------------------------------------------------
Loss before the undernoted items                    9,402,979             830,020           202,583     12,923,154
Interest income [note 20]                            (251,182)            (14,036)             (912)      (305,927)
Interest expense on long-term liability               146,649                -                 -           146,649
Interest expense on capital leases                     16,628                -                 -            16,628
Dilution gain amortization                            (30,257)               -                 -           (30,257)
Equity in loss of significantly influenced
 companies                                            588,595                -                 -           588,595
-----------------------------------------------------------------------------------------------------------------------
Loss before income taxes and minority interest      9,873,412             815,984           201,671     13,338,842
Future income tax recovery (note 19)                 (841,000)               -                 -          (841,000)
-----------------------------------------------------------------------------------------------------------------------
Net loss before minority interest                   9,032,412             815,984           201,671     12,497,842
Minority interest in loss from subsidiary             (70,709)               -                 -           (70,709)
-----------------------------------------------------------------------------------------------------------------------

Net loss for the period                             8,961,703             815,984           201,671     12,427,133

Deficit accumulated during development stage,
   beginning of period                              3,465,430           2,649,446         2,447,775           -
-----------------------------------------------------------------------------------------------------------------------
Deficit accumulated during development stage,
   end of period                                   12,427,133           3,465,430         2,649,446     12,427,133
=======================================================================================================================

Loss per common share                                    0.21                0.03              0.01           -
=======================================================================================================================

Weighted average number of
   outstanding shares                              42,882,698          24,253,222        20,137,118           -
=======================================================================================================================

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31                          (Expressed in Canadian Dollars)

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                (8,961,703)          (815,984)        (201,671)     (12,427,133)
Items not involving cash
   Amortization                                       627,590             40,851           10,795          770,534
   Amortization of deferred charges                    13,635               -                -              13,635
   Dilution gain amortization                         (30,257)              -                -             (30,257)
   Future income taxes recovery                      (841,000)              -                -            (841,000)
   Minority interest in loss from subsidiary          (70,709)              -                -             (70,709)
   Equity in loss from significantly influenced
    companies                                         588,595               -                -             588,595
   Writedown of long-term investments                 120,156               -                -             120,156
   Long-term liability for clinical research        1,600,149               -                -           1,600,149
   Stock based compensation                            57,589               -                -              57,589
   Loss on writedown of intellectual properties          -                  -                -              88,760
   Loss on disposition of capital assets                 -                  -               4,673            3,417
   Loss on disposition of intellectual properties        -                  -                -              38,965
-----------------------------------------------------------------------------------------------------------------------
                                                   (6,895,955)          (775,133)        (186,203)     (10,087,299)
Net change in non-cash working capital [note 23]     (107,629)            26,848           56,607          (30,579)
-----------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                  (7,003,584)          (748,285)        (129,596)     (10,117,878)
-----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
   Shareholder loan                                      -                  -              50,000           50,000
   Share subscriptions received                          -                 9,000           45,000           54,000
   Special warrants                                   318,000               -                -             318,000
Proceeds from issuance of common shares             9,332,265          1,049,575          110,000       13,094,630
Loan to officer                                          -               (55,000)            -             (55,000)
Repayment of a loan to officer                         32,213             22,787             -              55,000
Payments on obligations under capital leases          (45,645)              -                -             (45,645)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities               9,636,833          1,026,362          205,000       13,470,985
-----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties                  (337,654)           (65,348)         (13,951)        (850,667)
Purchase of capital assets                           (312,996)           (92,767)            -            (444,533)
Proceeds from disposal of capital and
   intellectual properties                               -                  -               7,618           31,618
Purchase of long-term investments                    (415,710)           (29,896)            -            (370,606)
Purchase of restricted investments                    (75,000)              -                -             (75,000)
Purchase of short-term investment                        -               (50,000)            -             (50,000)
Redemption of short-term investments                   50,000               -                -              50,000
Cash acquired on business combination net of costs
   of acquisition [note 5]                            919,784               -                -             934,812
-----------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by investing activities      (171,576)          (238,011)          (6,333)        (774,376)
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents    2,461,673             40,066           69,071        2,578,731
Cash and cash equivalents, beginning of period        117,058             76,992            7,921             -
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period            2,578,731            117,058           76,992        2,578,731
=======================================================================================================================

Supplementary cash flow information
Interest paid                                          21,582               -                -              21,582
=======================================================================================================================



Reference should be made to the notes accompanying the full financial statements.

Item 6   Reliance on Section 85(2) of the Act
         ------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for that reliance.

Not applicable

Item 7   Omitted Information
         -------------------

Not applicable

Item 8   Senior Officers
         ---------------

Allen Bain, President and Chief Executive Officer
Telephone:  (604) 222-5541

Item 9   Statement of Senior Officer
         ---------------------------

The foregoing accurately discloses the material change referred to herein. DATED at Vancouver, British Columbia, this 25th day of May, 2001.

IMMUNE NETWORK LTD.

Per:   /s/Allen Bain
       -------------------------------------
       Allen Bain
       President and Chief Executive Officer

FOR IMMEDIATE RELEASE

                        Immune Network Restructures Board


VANCOUVER, CANADA, May 24, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX: IMM) announced today a change in the Board of Directors and media coverage of Immune Network's international Alzheimer drug trial.

Immune Network announces that it has accepted the resignation of Dr. Robert J. Gayton. The Board of Directors of Immune Network thanks Dr. Gayton for his long and valuable service to the Board.

Mike Muzylowski, a long term major shareholder of Immune Network, has agreed to join the Board of Directors. Mr. Muzylowski is the President and CEO of Callinan Mines Ltd. (CDNX: CAA), a Vancouver-based mineral discovery and development company with a royalty and net profits interest in the Callinan Mine in central Canada. Mike Muzylowski has over 30 years experience in senior management, including several director and officer positions in public companies. Prior to 1995, Mr. Muzylowski served as President of Granges Inc., Chairman and CEO of Hycroft Resources Development Corp. and Chairman of Goldbelt Resources Ltd.

Immune Network continues to focus its resources on its Alzheimer disease project. Patient recruitment is proceeding on schedule in the 230 patient phase II clinical trial of dapsone in Alzheimer disease, recently featured on BCTV. This news coverage can be viewed at http://www.immunenetwork.com.
                                    ----------------------------

On behalf of the Board of Directors,


Allen Bain, Ph.D., CEO

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

Company Contact:
Jason Grebely
Investor Relations Manager
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Toll Free   1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   jgrebely@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

British Columbia                                            QUARTERLY REPORT
Securities Commission                                       Form 51-901F

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Issuer Details                                                Date of Report
Name of Issuer                     For Quarter Ended        Y        M        D
IMMUNE NETWORK LTD.                 MARCH 31, 2001         01       05       28
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City         Province     Postal Code     Issuer Fax No.     Issuer Telephone No
VANCOUVER        B.C.     V6S 2L2         (604) 222-5542     (604) 222-5541
--------------------------------------------------------------------------------
Contact Person          Contact's Position     Contact Telephone No.
ALLEN BAIN              PRESIDENT & CEO          (604) 222-5541
--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
Director's Signature             Print Full Name             Date Signed
                                                            Y        M        D
"Allen I. Bain"                   ALLEN I. BAIN             01      05        28
--------------------------------------------------------------------------------
Director's Signature             Print Full Name             Date Signed
                                                            Y        M        D
"Mike Muzylowski"                 MIKE MUZYLOWSKI           01      05        28
--------------------------------------------------------------------------------

IMMUNE NETWORK  LTD.
INTERIM FINANCIAL STATEMENTS
MARCH 31, 2001
--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)
                CONSOLIDATED BALANCE SHEETS                   As at March 31
                                                         2001            2000
                                                           $               $
ASSETS
--------------------------------------------------------------------------------
Current

Cash and cash equivalents                          $   576,852      $ 6,507,146
Short-term investment                                   61,250        1,578,352
Restricted investments                                  75,000           75,000
Accounts receivable                                  1,082,416           50,088
Unbilled revenue                                       221,613              -
Investment tax credit and taxes recoverable             94,112              -
Government grants receivable                             7,500            5,652
Deposits and prepaid expenses                          242,854          120,534
--------------------------------------------------------------------------------
                                                     2,361,597        8,336,772
--------------------------------------------------------------------------------
Loan receivable from an officer
                                                          -              12,113
Capital assets                                       1,764,422           92,632
Intellectual properties                                382,738          361,660
Long-term investments                                8,555,226              -
Other assets                                         3,859,242           44,182
Goodwill                                             5,267,828              -
--------------------------------------------------------------------------------
                                                   $22,191,053    $   8,847,359
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities            1,782,861           545,592
Unearned revenue                                      277,491               -
Current portion  of long-term debt                    539,980               -
Current portion of obligations under
 capital leases                                       124,461               -
--------------------------------------------------------------------------------
                                                    2,724,793           545,592
Loan Payable to shareholder                              -               50,000
Obligations under capital leases                      222,332               -
Long-term liability                                 1,244,819               -
Future income taxes                                 3,109,000               -
Deferred dilution gain                                832,054               -
Minority interest in subsidiaries                   3,866,991               -
--------------------------------------------------------------------------------
                                                   11,999,989           595,592
--------------------------------------------------------------------------------
Shareholders' equity
Preferred shares                                    7,532,021               -
Common shares                                      17,812,253         4,248,550
Special warrants                                       75,000         8,100,743
Contributed surplus                                    57,589               -
Deficit                                           (15,285,799)       (4,097,526)
--------------------------------------------------------------------------------
                                                   10,191,064         8,251,767
--------------------------------------------------------------------------------
                                                 $ 22,191,053      $  8,847,359
--------------------------------------------------------------------------------

On behalf of the Board:
"Allen I. Bain"                             "Mike Muzylowski"
Allen I. Bain, Director                 Mike Muzylowski, Director
                                                                              2

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
MARCH 31,2001
--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                                  Three month period ended
                                                          March 31
                                             -----------------------------------
                                                    2001                2000
                                                      $                   $

REVENUE
Contract revenue                               $  1,390,068          $      -
Direct costs on contract revenue                   (828,725)                -
--------------------------------------------------------------------------------
Gross margin                                        561,343                 -
Rental revenue                                      307,335                 -
--------------------------------------------------------------------------------
                                                    868,678                 -
--------------------------------------------------------------------------------

EXPENSES
Research and development                          1,973,467             373,036
General and administrative                        1,079,253             233,667
Amortization                                        350,639              33,512
--------------------------------------------------------------------------------
                                                  3,403,359             640,215
--------------------------------------------------------------------------------
Loss before undernoted items                      2,534,681             640,215

Interest and other income                          (22,996)             (28,049)
Interest on long-term liability                     60,751                  -
Interest on capital leases                          10,612                  -
Dilution gain amortization                         (45,384)                 -
Equity in loss of significantly
 influenced companies                              602,691                  -
--------------------------------------------------------------------------------
                                                   605,674              (28,049)
--------------------------------------------------------------------------------
Loss before income taxes and minority Interest   3,140,355              612,166

Income taxes- Current                                  -                    -
Income taxes- Future                                   -                    -
--------------------------------------------------------------------------------
Loss before minority interest                    3,140,355              612,166

Minority interest in loss from subsidiaries       (281,689)
--------------------------------------------------------------------------------
Net loss for the period                          2,858,666              612,166

Deficit, beginning of period                    12,427,133            3,485,360
--------------------------------------------------------------------------------
Deficit, end of period                         $15,285,799           $4,097,526
================================================================================

Loss per common share                                0.05                  0.02
--------------------------------------------------------------------------------

Weighted average number of
 outstanding shares                            63,100,859            29,464,163
--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
MARCH 31,2001
--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
---------------------
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   Three month period ended
                                                          March 31
                                             -----------------------------------
                                                    2001                2000
                                                      $                   $

OPERATING ACTIVITIES
Loss for the period                            $(2,858,666)         $  (612,166)
Items not involving cash
Amortization                                       340,439               33,512
Amortization of deferred charges                    10,200                  -
Minority interest in loss from subsidiary         (281,693)                 -
Dilution gain amortization                         (45,384)                 -
Equity in loss from significantly
 influenced companies                              602,691                  -
Long term liability for clinical research           60,754                  -
--------------------------------------------------------------------------------
                                                (2,171,659)            (578,654)

Accounts receivable                                (18,873)             (33,236)
Unbilled revenue                                   (11,058)                 -
Government grants receivable                         2,500                   84
Investment tax credit and taxes recoverable            (35)                 -
Deposits and prepaid expenses                       20,052              (91,635)
Accounts payable and accrued liabilities           514,167              223,881
Unearned revenue                                    99,960                  -
--------------------------------------------------------------------------------
Cash used in operating activities               (1,564,946)            (479,560)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
 share subscription received                           -                  9,000
 special warrants                                  -                  8,100,743
Proceeds from issuance of common share              21,981              432,185
Repayment (advance) of loan from (to) officer          -                 20,100
Payment on obligations under capital leases        (33,145)                 -
--------------------------------------------------------------------------------
Cash provided by financing activities              (11,164)           8,562,028
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties                    -                (39,300)
Purchase of capital assets                         (69,479)             (26,442)
Purchase of investments                           (300,040)             (14,286)
Purchase of short term investment                  (56,250)          (1,603,352)
--------------------------------------------------------------------------------
Cash used in investing activities                 (425,769)          (1,683,380)
--------------------------------------------------------------------------------

Increase (decrease) in cash and
 cash equivalents                               (2,001,879)           6,399,088
Cash and cash equivalents, beginning
 of period                                       2,578,731              117,058
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $  576,852          $ 6,516,146
--------------------------------------------------------------------------------

British Columbia                                            QUARTERLY REPORT
Securities Commission                                       Form 51-901F

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Issuer Details                                                Date of Report
Name of Issuer                     For Quarter Ended        Y        M        D
IMMUNE NETWORK LTD.                 MARCH 31, 2001         01       05       28
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City         Province     Postal Code     Issuer Fax No.     Issuer Telephone No
VANCOUVER        B.C.     V6S 2L2         (604) 222-5542     (604) 222-5541
--------------------------------------------------------------------------------
Contact Person          Contact's Position     Contact Telephone No.
ALLEN BAIN              PRESIDENT & CEO          (604) 222-5541
--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
Director's Signature             Print Full Name             Date Signed
                                                            Y        M        D
"Allen I. Bain"                   ALLEN I. BAIN             01      05        28
--------------------------------------------------------------------------------
Director's Signature             Print Full Name             Date Signed
                                                            Y        M        D
"Mike Muzylowski"                 MIKE MUZYLOWSKI           01      05        28
--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MARCH 31, 2001
--------------------------------------------------------------------------------



SECTION 1 - For the Fiscal Year-to-Date (January 1, 2001 to March 31, 2001)


a)     Deferred costs



i). Intellectual Properties
                                                Accumulated        Net Book
                                  Cost          Amortization         Value
                                    $                 $                $
================================================================================

2001
Technology                       208,835           78,448           130,388
License                          114,383           39,940            74,443
Patents                          254,923          109,446           145,477
Trademarks                        38,359            5,929            32,430
--------------------------------------------------------------------------------
                                 616,500          233,763           382,738
================================================================================


ii). Goodwill
                                                Accumulated        Net Book
                                  Cost          Amortization         Value
                                    $                 $                $
--------------------------------------------------------------------------------

2001
Goodwill                       5,612,597          344,769         5,267,828
================================================================================


iii). Other Assets
                                                Accumulated        Net Book
                                  Cost          Amortization         Value
                                    $                 $                $
--------------------------------------------------------------------------------

2001

Benefit from favourable
 lease                         3,947,400          188,219          3,759,181
Deferred foreign exchange
 loss                            123,900           23,839            100,061
--------------------------------------------------------------------------------
                               4,071,300          212,058          3,859,242
================================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MARCH 31, 2001
--------------------------------------------------------------------------------



b)     Research and development expenditures

---------------------------------------------------------------
                                                  2001
                                                   $
---------------------------------------------------------------
Consulting                                      120,558
Laboratory, Office, Sundry                      132,992
Salaries & Benefits                              76,201
Clinical trials                               1,606,172
Contract research and collaboration              31,650
Travel                                           13,384
---------------------------------------------------------------
                                              1,980,957
Less grants and SRED ITC's                       (7,500)
---------------------------------------------------------------
Total Expenses                                1,973,467
---------------------------------------------------------------




c)     General and administrative expenditures

---------------------------------------------------------------
                                                  2001
                                                   $
---------------------------------------------------------------
Consulting                                       34,366
Interest and bank charges                         2,055
Legal, audit and accounting                      61,269
Office supplies                                 109,622
Postage                                           2,014
Promotion & entertainment                        13,782
Rent                                            254,034
Salaries & benefits                             559,751
Securities, brokerage and transfer agent fees    10,708
Subscriptions                                     3,422
Telephone                                        18,450
Travel                                            9,780
---------------------------------------------------------------
Total Expenses                                1,079,253
===============================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MARCH 31, 2001
--------------------------------------------------------------------------------


SECTION 2.     Related Party Transactions


I. Legal fees and expenses totaling $ 25,902, were incurred during the three months ended March 31, 2001 [March 31, 2000 $42,522] to a legal firm where an officer of the Company is an associate counsel.

II. Accounting fees of $ 710 were incurred during the three months ended March 31, 2001 [March 31, 2000 $ nil] to an accounting firm where one of the principals is an officer of the Company.


SECTION 3 - For the quarter Under Review (January 1, 2001 to March 31, 2001)

a)     Summary of securities issued during the quarter

--------------------------------------------------------------------------------------------------------------
    Date of     Type of          Type of        Number     Price      Total         Type of         Commission
     Issue      Security          Issue                              Proceeds     Consideration        Paid
--------------------------------------------------------------------------------------------------------------
    19-Feb     Common shares     Warrants       66,500     0.18      11,970           Cash              NIL
    12-Feb     Common shares     Warrants       36,725     0.18       6,611           Cash              NIL
    1-Mar      Common shares     Warrants       20,000     0.17       3,400           Cash              NIL
--------------------------------------------------------------------------------------------------------------
    Total                                      123,225               21,981
--------------------------------------------------------------------------------------------------------------

b)     Summary of options granted during the quarter

Name of Optionee     No. of Options     Exercise Price     Grant Date     Expiry Date
-------------------------------------------------------------------------------------
Allen Bain              990,000             0.25            2-Jan-01       1-Jan-06
Danny Lowe               50,000             0.25            2-Jan-01       1-Jan-06
David Goold              80,000             0.25            2-Jan-01       1-Jan-06
Donald Rix              100,000             0.25            2-Jan-01       1-Jan-06
John Barnard             25,000             0.25            2-Jan-01       1-Jan-06
Mario Kasapi             20,000             0.25            2-Jan-01       1-Jan-06
Mark Glusing             50,000             0.30            5-Mar-01       4-Mar-02
Markham Moore            50,000             0.25            2-Jan-01       1-Jan-06
Oh Kim Sun              100,000             0.25            2-Jan-01       1-Jan-06
Robert Gayton           100,000             0.25            2-Jan-01       1-Jan-06
Ronald Paton             50,000             0.25            2-Jan-01       1-Jan-06

Employees               190,000             0.25            2-Jan-01       1-Jan-06
Employees                50,000             0.30            4-Mar-01       4-Mar-02
-------------------------------------------------------------------------------------
Total                 1,855,000
-------------------------------------------------------------------------------------

                                                                              3

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MARCH 31, 2001
--------------------------------------------------------------------------------


SECTION 4 - As at the End of the Quarter (March 31, 2001)

a)     Authorized capital and summary of shares issued and outstanding

Common shares without par value-200,000,000 authorized

                                                      Number             Amount
Common shares                                        of Shares             $
--------------------------------------------------------------------------------

Issued upon incorporation                                    1                1
--------------------------------------------------------------------------------
Balance at December 31, 1991                                 1                1
Issued for cash pursuant to private placement,
  net of issuance costs of $7,848                    1,999,999          492,154
--------------------------------------------------------------------------------
Balance at December 31, 1992 and 1993                2,000,000          492,155
Issued for cash pursuant to private placement        4,100,000           48,750
--------------------------------------------------------------------------------
Balance at December 31, 1994                         6,100,000          540,905
Issued for cash pursuant to private placement,
  net of issuance costs of $92,100                   4,477,170          753,509
Share purchase loans forgiven                                -         (28,800)
--------------------------------------------------------------------------------
Balance at December 31, 1995                        10,577,170        1,265,614
Issued for cash pursuant to private placements       2,120,816          572,620
Issued for technology                                   33,333            9,000
Issued as payment for subsidiary acquisition         4,263,310         (19,930)
Issued for cash pursuant to private placement,(net)  1,059,159          196,063
Issued for cash pursuant to private placement,
  net of issuance costs of $431,423                  1,725,000          517,327
Issued for cash upon exercise of options               191,664           42,166
--------------------------------------------------------------------------------
Balance at December 31, 1996 and 1997               19,970,452        2,582,860
Issued for cash pursuant to private placement          400,000           80,000
Issued for cash upon exercise of options               200,000           30,000
--------------------------------------------------------------------------------
Balance at December 31, 1998                        20,570,452        2,692,860
Issued for cash pursuant to private placement          360,000           54,000
Issued for cash upon exercise of options               625,000           93,750
Issued for cash upon exercise of warrants               97,500           22,425
Issued for cash pursuant to private placement,
  net of issuance costs of $9,576                    6,286,513          933,400
--------------------------------------------------------------------------------
Balance at December 31, 1999                        27,939,465        3,796,435
Issued for cash upon exercise of options             2,428,000          492,885
Issued for cash upon exercise of warrants            5,563,301          843,975
Issued via conversion of shareholder's loan            200,000           50,000
Issued on acquisition of B.C. Research Inc.          7,532,021        4,368,572
Issue for cash appointed of
  Agents Compensation Options                           38,136           20,975
Issued upon conversion of Special Warrants           1,620,000          243,000
Issued for cash pursuant to private placement,
  net of issuance costs of $925,569                 17,727,247        7,974,430
--------------------------------------------------------------------------------
Balance at December 31, 2000                        63,048,170       17,790,272
Issued for cash upon exercise of warrants              123,225           21,981
--------------------------------------------------------------------------------
Balance at March 31, 2001                           63,171,395       17,812,253
================================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MARCH 31, 2001
--------------------------------------------------------------------------------


ii) Class "A" Convertible Preferred Shares, par value of $1.00 per share-20,000,000 authorized

The Class "A" convertible preferred shares have priority over the common shares to any remaining net assets of the Company in the event of a liquidation, dissolution or winding-up.

Each Class "A" convertible preferred share shall be entitled to dividends in an amount equal to the amount of any dividends paid on that number of common shares having a value (at the record date relating to such common shares dividend declaration) of $1.00 if such common shares dividend is paid before August 18, 2001, and thereafter in an amount equal to the amount of any dividends paid on that number of common shares having a value (at the record date relating to such common shares dividend declaration) of $1.25.

                                                       Number         Amount
                                                      of Shares         $
--------------------------------------------------------------------------------
Balance at December 31, 1999                                  -            -
Issued on acquisition of B.C. Research Inc.           7,532,021    7,532,021
--------------------------------------------------------------------------------
Balance at December 31, 2000                          7,532,021    7,532,021
--------------------------------------------------------------------------------
Balance at March 31, 2001                             7,532,021    7,532,021
--------------------------------------------------------------------------------

c)   Summary of options, warrants and convertible securities outstanding

     i)    Share Purchase Warrants Outstanding

     Common share purchase warrants outstanding are as follows:

     Number of         Exercise
   Common Shares        Price
     Issuable             $                             Expiry Date
--------------------------------------------------------------------------------
         919,987        0.18                             13-Jul-01
       1,300,000        0.17                             23-Jan-02
       8,499,997        1.40                              8-Sep-01
          19,068        1.40                              8-Sep-01
         363,636        1.40                             31-Aug-02
--------------------------------------------------------------------------------
      11,102,688
--------------------------------------------------------------------------------


    ii)    Special Warrants Outstanding


   Number of             Exercise
    Units                 Price
   Issuable                 $                    Expiry Date
--------------------------------------------------------------------------------
   500,000                0.17              January 23, 2002
--------------------------------------------------------------------------------

Each special warrant is convertible into one unit which is comprised of one common share and one share purchase warrant. The outstanding special warrants are deemed to have been exercised on January 24, 2001, however the units were not issued until after the end of the 1st quarter. Each share purchase warrant entitles the holder to acquire one common share at $0.17 up to January 23, 2002.

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MARCH 31, 2001
--------------------------------------------------------------------------------


   iii)    Stock Options Outstanding


   At March 31, 2001 common share purchase options outstanding are as follows:

     Number of       Exercise                      Number of stock     Exercise
   stock options      Price                         options vested      Price
    outstanding         $         Expiry Date                            $
--------------------------------------------------------------------------------
        70,000        0.15        May 21, 2004              70,000      0.15
        50,000        0.15        May 20, 2003              50,000      0.15
        80,500        0.23        June 9, 2004              80,500      0.23
        70,000        0.23        July 25, 2004             70,000      0.23
       731,500        0.40        January 24, 2005         731,500      0.40
     1,120,000        1.20        April 20, 2005           840,000      1.20
     1,730,000        0.25        January 2, 2006                0      0.25
       100,000        0.30        March 4, 2002                  0      0.30
--------------------------------------------------------------------------------
     3,952,000        0.54                               1,842,000      0.73
--------------------------------------------------------------------------------


d)   Number of shares in escrow or subject to a pooling agreement

The Company has 5,566,667 common shares held in escrow.


SECTION 5.   List of Directors and Officers
----------   ------------------------------

Mr. Mike Muzylowski (Director)
Dr. Allen I. Bain (Director, Chief Executive Officer, President)
Mr. Oh, Kim Sun, CA (Director)
Mr. David Goold (Chief Financial Officer)
Mr. Danny Lowe (Controller)
Mr. Ron Paton (Corporate Secretary)
Mr. Mark Glusing (Chief Operating Officer)

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
MARCH 31, 2001
--------------------------------------------------------------------------------


QUARTERLY REPORT TO SHAREHOLDERS -

FOR THE THREE MONTHS ENDED March 31, 2001

FORM 51-901F - SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the unaudited consolidated financial statements included therein, which are prepared in accordance with generally accepted accounting principles in Canada.

1. DESCRIPTION OF BUSINESS
--------------------------


Immune Network Ltd., amalgamated under the laws of the Province of British Columbia, is a biotechnology company focused on the development of new drugs to treat major diseases involving the immune system with a focus on Alzheimer disease. The Company is in the process of developing drugs for treatment against AIDS, Alzheimer Disease, asthma and skin disorders. The Company's strategy is to acquire technology rights where undervalued, add value by progressing their development, and obtain a return on investment from the technologies rapidly through licensing agreements, alliances, or spin-offs. The Company is a development stage company and commercial operations have not yet commenced. The Company has not yet determined the ultimate economic viability of the drugs under development and has not earned significant revenues from these drugs. In addition, through its subsidiary, B.C. Research Inc., the Company provides laboratory analysis and testing, field work, consulting services and applied research and development under contract in the following market areas: chemical processing and analysis, environment health and safety and natural health product services. B.C. Research also derives revenue from it's rental property.

2. DISCUSSION OF OPERATIONS
---------------------------
   RESEARCH PROGRESS
   -----------------

AIDS Project (1F7 and hNM01)

During the first quarter, InNexus Corporation, in collaboration with the Company, evaluated new methods for improving the potency and pharmacokinetics of the antibody drug candidates.

Alzheimer Disease Project (AD2)

On February 27, 2001, Immune Network initiated a small phase I clinical trial in Canada. The trial was to be carried out in several healthy volunteers to determine several factors pertaining to the pharmacokinetics of dapsone alone and in combination with donepezil. However, the trial was stopped due to some unexpected side effects seen in patients taking dapsone alone. No such side effects have been observed in the DAD2000 trial. The Company is currently investigating the cause of discrepancy between differences in side effects seen between Phase I and Phase II trials involving dapsone. The pharmacokinetic

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
MARCH 31, 2001
--------------------------------------------------------------------------------


trial may be restarted when appropriate precautions have been taken.

Asthma and Dermatitis Project (BP1)

On February 6, 2001 Bridge Pharma and Immune Network announced the selection of a drug candidate for Atopic Dermatitis (eczema) in accordance with their 50:50 joint venture in the project.

PERSONNEL CHANGES
-----------------
In the first quarter of 2001, Dr. Donald Rix resigned as Director of the Company. Dr. Rix remains a Director on the board of B.C. Research Inc.

FINANCIAL HIGHLIGHTS
--------------------

For the three months ended March 31, 2001, Immune Network Ltd. incurred a consolidated net loss of $2,858,666 or $0.05 per share. This compared to net loss for the three months ended March 31, 2000 of $612,166 or $0.02 per share.

Research and development expenses, for the three months ended March 31, 2001 was $1,973,467 as compared to $373,036 during the three months ended March 31, 2000. Research and development expenses incurred in 2001 were primarily due to the costs associated with the research program of the AIDS 1F7 antibody project, the Asthma BP1 project and the Phase II clinical trial cost of the Alzheimer project. General and administrative expenses for the three months ended March 31, 2001 was $1,079,253 as compared to $233,667 during the three months ended March 31, 2000. The results of operations for the quarter ended March 31, 2001 include the consolidated operations of B.C. Research Inc, which was acquired in the third quarter of the prior year.

INVESTOR RELATIONS
------------------

On March 7, 2001, Immune Network announced the expansion of its investor relations team by the addition of some dependent contractors to its in-house personnel as well as the appointment of an outside investor relations firm. These appointments have not been maintained and the Company's investor relations activities are again being carried out by company employees.

3. SUBSEQUENT ACTIVITIES
------------------------



a] On April 26, 2001 Immune Network announced that Azure Dynamics Corporation was formed through a merger of Azure Dynamics Inc. with a public company. Azure Dynamics Inc. is a spin-off company of Immune Network's subsidiary, B.C. Research Inc., which continues to hold more than 20% of Azure Dynamics Corporation (CDNX: AZD).

b] Subsequent to March 31, 2001, the 500,000 Special Warrants (see Section 4 c)
ii) above) were converted into 500,000 common shares and 500,000 purchase warrants. Each purchase warrant entitles the holders to acquire one additional

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
MARCH 31, 2001
--------------------------------------------------------------------------------


common share for $0.17 per share up to January 23, 2002.

c] On May 17 2001, Immune Network reported its 2000 financial results. The Company also announced a $700,000 special warrant financing.

d] On May 17, 2001 the Company also reported that a shareholder resolution being presented at the Annual General Meeting will propose that the Board of Directors be authorized to consolidate the common shares of the Company to a ratio of up to 25 old shares for each new share.

e] On May 17, 2001 the Company announced a strategic focus on the Alzheimer project. The DAD2000 multicenter, international Phase II clinical trial of dapsone forms the basis of evidence for a new drug candidate designed to slow the progression of Alzheimer disease.

f] On May 17, 2001 the Company appointed Mark Glusing as Chief Operating Officer of Immune Network.

g] On May 24, 2001 the Company announced the resignation of Dr. Robert J. Gayton from the Immune Network Board of Directors. Dr. Gayton remains a Director on the board of B.C. Research Inc. The Company also announced the appointment of Mr. Mike Muzylowski to the Immune Network Board of Directors.

4. FINANCINGS
-------------

Expenditures in the quarter ended March 31, 2001, from proceeds of the three financings completed during the prior year have substantially been in accordance with previously disclosed purposes.

5. LIQUIDITY AND SOLVENCY
-------------------------

The Company had a working capital deficit as of March 31, 2001 of $363,196 (March 31,2000:Working capital $7,791,180). At March 31, 2001 the Company had $576,852 in cash and cash equivalents (March 31, 2000: $6,507,146).

The Company has financed its cash requirements primarily from share issuances. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to the market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

Currently, the Company is actively seeking sources of equity or debt financing to sustain its operations. Although the Company has been successful in the past in obtaining financing through the sale of its equity securities, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.

                                    CDNX
                          CANADIAN VENTURE EXCHANGE
May 28, 2001

Maitland & Company
Barristers & Solicitors
700 - 625 Howe Street
Vancouver, BC
V6C 2T6

ATTENTION: RONALD G. PATON

Dear  Sir\Madame:

Re:     Immune Network Ltd. (the "Company") - Submission #64920

We acknowledge receipt of your letter dated May 24, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name                      No. of Shares

Gladys Chan                    200,000
Korey Gendron                  100,000
Mark Glusing                   400,000
Mario Kasapi                   100,000
Markham Moore                  225,000
Ruan Muller                    100,000
Jesse Raffa                    100,000
Julia Ridley                    25,000
Max Ruessmar                    25,000
Matt Sadler                    300,000
Talieh Shahrokhi               150,000
Nab Uddin                       50,000
Michelle Wong                   25,000

The options are exercisable up to May 21, 2006 at a price of $0.10 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

     P.O. BOX 10333, 609 GRANVILLE STREET, VANCOUVER, BC CANADA V7Y 1H1
             TEL (604) 689-3334 FAX (604) 668-6051 WWW.CDNX.CA

                                   CDNX
                         CANADIAN VENTURE EXCHANGE

Maitland & Company
May 28, 2001
Page two

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: cchambers@cdnx.ca

Yours truly,

/s/ Colleen Chambers

Colleen Chambers
Analyst
Corporate  Finance

CC\n1

cc:      BC Securities Commission, Attention: Corporate Finance Immune
Network Ltd.

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

                             BC FORM 45-902F

                              Securities Act

                      Report of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
S.B.C. 1996, c.418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

Immune Network Ltd. (the "Issuer")
3650 Wesbrook Mall
Vancouver, BC  V6S 2L2
Telephone:  (604) 222-5541

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The Issuer is an exchange issuer.

3.     Describe the type of security and the aggregate number distributed.

An aggregate of 1,800,000 stock options exercisable at a price of $0.10 until May 21, 2006.

4.     Date of the distribution(s) of the security.

May 28, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Section 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

----------------------------------------------------------------------------------------------
                                                                         Section of Act/Rules
                                                            Total         and if applicable,
   Full Name and Residential    Number of    Price Per    Purchase       Date of Discretionary
     Address of Purchaser      Securities     Share         Price           Order, Blanket
                                Purchased   (Canadian $) (Canadian $)     Order Number or BC
                                                                           Instrument Number
----------------------------------------------------------------------------------------------
Gladys Chan                      200,000       0.10          Nil           Section 74(2)(9)
12 - 8300 Jones Road                                                          of the Act
Richmond, BC   V6Y 1L6
----------------------------------------------------------------------------------------------
Korey Gendron                    100,000       0.10          Nil           Section 74(2)(9)
304 - 3673 11th Avenue                                                        of the Act
Vancouver, BC   V6R 2K4
----------------------------------------------------------------------------------------------
Mark Glusing                     400,000       0.10          Nil           Section 74(2)(9)
206 - 2335 York Avenue                                                        of the Act
Vancouver, BC   V6K 1C8
----------------------------------------------------------------------------------------------
Mario Kasapi                     100,000       0.10          Nil           Section 74(2)(9)
14062 20A Avenue                                                              of the Act
Surrey, BC   V4A 9S3
----------------------------------------------------------------------------------------------
Markham Moore                    225,000       0.10          Nil           Section 74(2)(9)
2808 West 35th Avenue                                                         of the Act
Vancouver, BC   V6S 2L2
----------------------------------------------------------------------------------------------
Ruan Muller                      100,000       0.10          Nil           Section 74(2)(9)
4463 West 14th Avenue                                                         of the Act
Vancouver, BC   V6E 2Y2
----------------------------------------------------------------------------------------------
Jesse Raffa                      100,000       0.10          Nil           Section 74(2)(9)
6335 Thunderbird Crescent                                                     of the Act
Vancouver, BC   V6T 2G9
----------------------------------------------------------------------------------------------
Julia Ridley                      25,000       0.10          Nil           Section 74(2)(9)
830 West 64th Avenue                                                          of the Act
Vancouver, BC   V6P 2L4
----------------------------------------------------------------------------------------------
Max Ruessmann                     25,000       0.10          Nil           Section 74(2)(9)
3025 West 44th Avenue                                                         of the Act
Vancouver, BC   V6N 3K5
----------------------------------------------------------------------------------------------
Matt Sadler                      300,000       0.10          Nil           Section 74(2)(9)
4539 West 7th Avenue                                                          of the Act
Vancouver, BC   V6R 1X2
----------------------------------------------------------------------------------------------
Talieh Shahrokhi                 150,000       0.10          Nil           Section 74(2)(9)
2814 West 11th Avenue                                                         of the Act
Vancouver, BC   V6K 2M1
----------------------------------------------------------------------------------------------
Nab Uddin                         50,000       0.10          Nil           Section 74(2)(9)
1 Mapleview Place                                                             of the Act
North Bay, ON   P1C 1C6
----------------------------------------------------------------------------------------------
Michelle Wong                     25,000       0.10          Nil           Section 74(2)(9)
2229 Sorrento Drive                                                           of the Act
Coquitlam, BC   V3K 6P3
----------------------------------------------------------------------------------------------

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

$175,000 upon exercise of all stock options granted to BC residents

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Not applicable

9. If the distribution was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable

10.     If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

Not applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 7th day of June, 2001.

                                         Immune Network Ltd.
                                         ---------------------------------------
                                         Name of Issuer (please print)

                                         /s/ Allen Bain
                                         ---------------------------------------
                                         Signature of authorized signatory

                                         Allen Bain
                                         President and Chief Executive Officer
                                         ---------------------------------------
                                         Name and office of authorized signatory
                                         (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR THE SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE


Immune Network Reports First Quarter Results and the Finalization of Meditech
-----------------------------------------------------------------------------
                                  Agreement
                                  ---------



VANCOUVER, CANADA, May 30, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX: IMM) today reports their consolidated first quarter results for the period ending March 31, 2001.

Results of operations for the three months ended March 31, 2001
---------------------------------------------------------------

The following consolidated financial statements include the financial results of B.C. Research Inc. in the first quarter of 2001. The total revenue of $1,697,403 resulted from the B.C. Research contract services and rental operation for the three months ended March 31, 2001.

Research and development expenses, for the three months ended March 31, 2001 were $1,973,467 as compared to $373,036 during the three months ended March 31, 2000. These expenses were incurred in the first three months of 2001 and are associated with the continuing research programs such as the AD2 Alzheimer project, the 1F7 AIDS project and the Asthma BP1 project.

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)
           CONSOLIDATED BALANCE SHEETS                  As at March 31
                                             -----------------------------------
                                                  2001                  2000
                                                    $                     $
ASSETS
--------------------------------------------------------------------------------
Current
Cash and cash equivalents                    $   576,852              $6,507,146
Short-term investment                             61,250               1,578,352
Restricted investments                            75,000                  75,000
Accounts receivable                            1,082,416                  50,088
Unbilled revenue                                 221,613                       -
Investment tax credit and taxes recoverable       94,112                       -
Government grants receivable                       7,500                   5,652
Deposits and prepaid expenses                    242,854                 120,534
--------------------------------------------------------------------------------
                                               2,361,597               8,336,772
--------------------------------------------------------------------------------
Loan receivable from an officer                        -                  12,113
Capital assets                                 1,764,422                  92,632
Intellectual properties                          382,738                 361,660
Long-term investments                          8,555,226                       -
Other assets                                   3,859,242                  44,182
Goodwill                                       5,267,828                       -
--------------------------------------------------------------------------------
                                             $22,191,053              $8,847,359
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
                     Current
Accounts payable and accrued liabilities       1,782,861                 545,592

Unearned revenue                                 277,491                      -
Current portion of long-term debt                539,980                      -
Current portion of obligations
  under capital leases                           124,461                      -
--------------------------------------------------------------------------------
                                               2,724,793                545,592
Loan Payable to shareholder                            -                 50,000
Obligations under capital leases                 222,332                      -
Long-term liability                            1,244,819                      -
Future income taxes                            3,109,000                      -
Deferred dilution gain                           832,054                      -
Minority interest in subsidiaries              3,866,991                      -
--------------------------------------------------------------------------------
                                              11,999,989                595,592
--------------------------------------------------------------------------------
Shareholders' equity
Preferred shares                               7,532,021                      -
Common shares                                 17,812,253              4,248,550
Special warrants                                  75,000              8,100,743
Contributed surplus                               57,589                      -
Deficit                                      (15,285,799)            (4,097,526)
--------------------------------------------------------------------------------
                                              10,191,064              8,251,767
--------------------------------------------------------------------------------
                                            $ 22,191,053           $  8,847,359
================================================================================

On behalf of the Board:
"Allen I. Bain"                                  "Mike Muzylowski"
Allen I. Bain, Director                      Mike Muzylowski, Director


IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)
             CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                                   Three month period ended
                                                        March 31
                                              ----------------------------------
                                                  2001                2000
                                                    $                   $
                                            ----------------    ----------------

REVENUE
Contract revenue                               $   1,390,068      $           -
Direct costs on contract revenue                    (828,725)                 -
--------------------------------------------------------------------------------
Gross margin                                         561,343                  -
Rental revenue                                       307,335                  -
--------------------------------------------------------------------------------
                                                     868,678                  -
--------------------------------------------------------------------------------

EXPENSES
Research and development                           1,973,467            373,036
General and administrative                         1,079,253            233,667
Amortization                                         350,639             33,512

--------------------------------------------------------------------------------
                                                   3,403,359            640,215
--------------------------------------------------------------------------------
Loss before undernoted items                       2,534,681            640,215

Interest and other income                            (22,996)           (28,049)
Interest on long-term liability                       60,751                   -
Interest on capital leases                            10,612                   -
Dilution gain amortization                           (45,384)                  -
Equity in loss of significantly
  influenced companies                               602,691                   -
--------------------------------------------------------------------------------
                                                     605,674            (28,049)
--------------------------------------------------------------------------------
Loss before income taxes and minority Interest     3,140,355            612,166

Income taxes- Current                                      -                   -
Income taxes- Future                                       -                   -
--------------------------------------------------------------------------------
Loss before minority interest                      3,140,355            612,166

Minority interest in loss from subsidiaries         (281,689)
--------------------------------------------------------------------------------
Net loss for the period                            2,858,666            612,166

Deficit, beginning of period                      12,427,133          3,485,360

--------------------------------------------------------------------------------
Deficit, end of period                        $   15,285,799      $   4,097,526
================================================================================

Loss per common share                                   0.05               0.02
--------------------------------------------------------------------------------

Weighted average number of
outstanding shares                                63,100,859         29,464,163
--------------------------------------------------------------------------------


IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                Three month period ended
                                                        March 31
                                              ----------------------------------
                                                  2001                2000
                                                    $                   $
                                            ----------------    ----------------

OPERATING ACTIVITIES
Loss for the period                         $     (2,858,666)          (612,166)
Items not involving cash
  Amortization                                       340,439             33,512
Amortization of deferred charges                      10,200                  -
Minority interest in loss from subsidiary           (281,693)                 -
Dilution gain amortization                           (45,384)                 -
Equity in loss from significantly
  influenced companies                               602,691                  -
Long term liability for clinical research             60,754                  -
--------------------------------------------------------------------------------
                                                  (2,171,659)          (578,654)

Accounts receivable                                  (18,873)           (33,236)
Unbilled revenue                                     (11,058)                 -
Government grants receivable                           2,500                 84
Investment tax credit and taxes recoverable              (35)                -
Deposits and prepaid expenses                         20,052            (91,635)
Accounts payable and accrued liabilities             514,167            223,881
Unearned revenue                                      99,960                 -
--------------------------------------------------------------------------------
Cash used in operating activities                 (1,564,946)          (479,560)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
  share subscription received                              -              9,000
  special warrants                                         -          8,100,743
Proceeds from issuance of common shares               21,981            432,185
Repayment (advance) of loan from (to) officer              -             20,100
Payment on obligations under capital leases          (33,145)                 -
--------------------------------------------------------------------------------
Cash provided by financing activities                (11,164)         8,562,028
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties                        -            (39,300)
Purchase of capital assets                           (69,479)           (26,442)
Purchase of investments                             (300,040)           (14,286)
Purchase of short term investment                    (56,250)        (1,603,352)
--------------------------------------------------------------------------------
Cash used in investing activities                   (425,769)        (1,683,380)
--------------------------------------------------------------------------------

Increase (decrease) in cash and
  cash equivalents                                (2,001,879)         6,399,088
Cash and cash equivalents, beginning
  of period                                        2,578,731            117,058
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $    576,852      $   6,516,146
--------------------------------------------------------------------------------


To review the complete quarterly report please visit Immune Network Ltd.'s website (www.immunenetwork.com) or our Sedar filing (www.sedar.com), that will
        ----------------------
include the supplemental information and management discussion.

Immune Network also announced today that it has entered into a new agreement with Meditech Pharmaceuticals Inc. (OTC BB: MDCH) regarding Meditech's potential agricultural product and its cold sore products. This agreement replaces the terms of the license previously negotiated with Meditech.

Under the new agreement, ownership and all sales and marketing rights remain with Meditech. Immune Network will receive a royalty on sales of products covered by claims of the recent provisional patent applications filed by the two companies. On agricultural products, Immune Network will receive 2 percent of worldwide sales. On cold sore products, Immune Network will receive 2 percent of worldwide sales, excluding sales in the United States.

Allen Bain, Immune Network CEO said, "This arrangement with Meditech demonstrates our ability to add significant value to a previously undervalued biotech project and move towards realizing a return on our investment in the project at a stage later in the product development process." As Meditech continues commercialization of its product candidates, Immune Network is positioned to receive royalty revenue as well as capital appreciation on its equity interest of ten million shares in Meditech.

On behalf of the Board of Directors


Allen Bain, Ph.D., CEO

About Meditech Pharmaceuticals Inc.

Meditech is a drug development company focused on human, veterinary and agricultural antimicrobial agents.

About Immune Network Ltd.

Immune Network, a biotech merchant developer that acquires, adds value, and divests biotech projects, is currently focused on its Alzheimer disease project. The DAD2000 trial ("Dapsone for Alzheimer Disease") is a phase II clinical trial designed to test the ability of dapsone to slow the progression of Alzheimer disease by inhibiting brain inflammation.


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
--------------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                       -30-



Company Contact:
Jason Grebely
Investor Relations Manager
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel. (604) 222-5541
Toll Free  1-877-644-5541
Fax. (604) 222-5542
Internet http://www.immunenetwork.com
          ----------------------------
Email jgrebely@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.    Reporting Issuer
           ----------------
Immune Network Ltd. (the "Issuer")
3650 Wesbrook Mall
Vancouver, BC  V6S 2L2

Item 2.    Date of Material Change
           -----------------------

May 30, 2001.

Item 3.    Press Release
           -------------

News Release dated May 30, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.    Summary of Material Change
           --------------------------

The Issuer reports that is has entered into a new agreement with Meditech Pharmaceuticals Inc. (OTC BB: MDCH) regarding its potential agricultural product and its cold sore products. The Issuer also reports its financial results for the first quarter ended March 31, 2001.

Item 5     Full Description of Material Change
           -----------------------------------

The Issuer reports that is has entered into a new agreement with Meditech Pharmaceuticals Inc. (OTC BB: MDCH) regarding its potential agricultural product and its cold sore products. This agreement replaces the terms of the license previously negotiated with Meditech.

Under the new agreement, ownership and all sales and marketing rights will be held by Meditech Pharmaceuticals Inc. The Issuer will receive a royalty on sales of products covered by claims of the recent provisional patent applications filed by the two companies. On agricultural products, the Issuer will receive two percent of worldwide sales. On cold sore products, the Issuer will receive two percent of worldwide sales, excluding sales in the United States.

The Issuer also reports the following financial results for the first quarter ended March 31, 2001:

The following consolidated financial statements include the financial results of B.C. Research Inc. in the first quarter of 2001. The total revenue of $1,697,403 resulted from the B.C. Research Inc. contract services and rental operation for the three months ended March 31, 2001.

Research and development expenses, for the three months ended March 31, 2001 were $1,973,467 as compared to $373,036 during the three months ended March 31, 2000. These expenses were incurred in the first three months of 2001 and are associated with the continuing research programs such as the AD2 Alzheimer project, the 1F7 AIDS project and the Asthma BP1 project.

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)
           CONSOLIDATED BALANCE SHEETS                  As at March 31
                                             -----------------------------------
                                                  2001                  2000
                                                    $                     $
ASSETS
--------------------------------------------------------------------------------
Current
Cash and cash equivalents                    $   576,852             $6,507,146
Short-term investment                             61,250              1,578,352
Restricted investments                            75,000                 75,000
Accounts receivable                            1,082,416                 50,088
Unbilled revenue                                 221,613                      -
Investment tax credit and taxes recoverable       94,112                      -
Government grants receivable                       7,500                  5,652
Deposits and prepaid expenses                    242,854                120,534
--------------------------------------------------------------------------------
                                               2,361,597              8,336,772
--------------------------------------------------------------------------------
Loan receivable from an officer                        -                 12,113
Capital assets                                 1,764,422                 92,632
Intellectual properties                          382,738                361,660
Long-term investments                          8,555,226                      -
Other assets                                   3,859,242                 44,182
Goodwill                                       5,267,828                      -
--------------------------------------------------------------------------------
                                             $22,191,053             $8,847,359
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
                     Current
Accounts payable and accrued liabilities       1,782,861                545,592
Unearned revenue                                 277,491                      -
Current portion of long-term debt                539,980                      -
Current portion of obligations
  under capital leases                           124,461                      -
--------------------------------------------------------------------------------
                                               2,724,793                545,592
Loan Payable to shareholder                            -                 50,000
Obligations under capital leases                 222,332                      -
Long-term liability                            1,244,819                      -
Future income taxes                            3,109,000                      -
Deferred dilution gain                           832,054                      -
Minority interest in subsidiaries              3,866,991                      -
--------------------------------------------------------------------------------
                                              11,999,989                595,592
--------------------------------------------------------------------------------
Shareholders' equity
Preferred shares                               7,532,021                      -
Common shares                                 17,812,253              4,248,550
Special warrants                                  75,000              8,100,743
Contributed surplus                               57,589                      -
Deficit                                      (15,285,799)            (4,097,526)
--------------------------------------------------------------------------------
                                              10,191,064              8,251,767
--------------------------------------------------------------------------------
                                            $ 22,191,053           $  8,847,359
================================================================================

On behalf of the Board:
"Allen I. Bain"                                  "Mike Muzylowski"
Allen I. Bain, Director                      Mike Muzylowski, Director

IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)
             CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                                   Three month period ended
                                                        March 31
                                              ----------------------------------
                                                  2001                2000
                                                    $                   $
                                            ----------------    ----------------

REVENUE
Contract revenue                               $   1,390,068     $            -
Direct costs on contract revenue                   (828,725)                  -
--------------------------------------------------------------------------------
Gross margin                                         561,343                  -
Rental revenue                                       307,335                  -
--------------------------------------------------------------------------------
                                                     868,678                  -
--------------------------------------------------------------------------------

EXPENSES
Research and development                           1,973,467            373,036
General and administrative                         1,079,253            233,667
Amortization                                         350,639             33,512

--------------------------------------------------------------------------------
                                                   3,403,359            640,215
--------------------------------------------------------------------------------
Loss before undernoted items                       2,534,681            640,215

Interest and other income                            (22,996)           (28,049)
Interest on long-term liability                       60,751                  -
Interest on capital leases                            10,612                  -
Dilution gain amortization                           (45,384)                 -
Equity in loss of significantly
  influenced companies                               602,691                  -
--------------------------------------------------------------------------------
                                                     605,674            (28,049)
--------------------------------------------------------------------------------
Loss before income taxes and minority Interest     3,140,355            612,166

Income taxes- Current                                      -                  -
Income taxes- Future                                       -                  -
--------------------------------------------------------------------------------
Loss before minority interest                      3,140,355            612,166

Minority interest in loss from subsidiaries         (281,689)
--------------------------------------------------------------------------------
Net loss for the period                            2,858,666            612,166

Deficit, beginning of period                      12,427,133          3,485,360

--------------------------------------------------------------------------------
Deficit, end of period                        $   15,285,799      $   4,097,526
================================================================================

Loss per common share                                   0.05               0.02
--------------------------------------------------------------------------------

Weighted average number of
outstanding shares                                63,100,859         29,464,163
--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                Three month period ended
                                                        March 31
                                              ----------------------------------
                                                  2001                2000
                                                    $                   $
                                            ----------------    ----------------

OPERATING ACTIVITIES
Loss for the period                         $     (2,858,666)          (612,166)
Items not involving cash
  Amortization                                       340,439             33,512
Amortization of deferred charges                      10,200                  -
Minority interest in loss from subsidiary     n     (281,693)                 -
Dilution gain amortization                           (45,384)                 -
Equity in loss from significantly
  influenced companies                               602,691                  -
Long term liability for clinical research             60,754                  -
--------------------------------------------------------------------------------
                                                  (2,171,659)          (578,654)

Accounts receivable                                  (18,873)           (33,236)
Unbilled revenue                                     (11,058)                 -
Government grants receivable                           2,500                 84
Investment tax credit and taxes recoverable              (35)                 -
Deposits and prepaid expenses                         20,052            (91,635)
Accounts payable and accrued liabilities             514,167            223,881
Unearned revenue                                      99,960                  -
--------------------------------------------------------------------------------
Cash used in operating activities                 (1,564,946)          (479,560)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
  share subscription received                              -              9,000
  special warrants                                         -          8,100,743
Proceeds from issuance of common shares               21,981            432,185
Repayment (advance) of loan from (to) officer              -             20,100
Payment on obligations under capital leases          (33,145)                 -
--------------------------------------------------------------------------------
Cash provided by financing activities                (11,164)         8,562,028
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties                        -            (39,300)
Purchase of capital assets                           (69,479)           (26,442)
Purchase of investments                             (300,040)           (14,286)
Purchase of short term investment                    (56,250)        (1,603,352)
--------------------------------------------------------------------------------
Cash used in investing activities                   (425,769)        (1,683,380)
--------------------------------------------------------------------------------

Increase (decrease) in cash and
  cash equivalents                                (2,001,879)         6,399,088
Cash and cash equivalents, beginning
  of period                                        2,578,731            117,058
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $    576,852      $   6,516,146
--------------------------------------------------------------------------------
To review the complete quarterly report, visit the Issuer's website (www.immunenetwork.com) or the Issuer's SEDAR filing (www.sedar.com), which will include the supplemental information and management discussion.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for that reliance.

Not applicable

Item 7.     Omitted Information
            -------------------

Not applicable

Item 8.     Senior Officers
            ---------------

Allen Bain, President and Chief Executive Officer
Telephone: (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 8th day of June, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
         _______________________________
         Allen Bain
         President and Chief Executive Officer

FOR IMMEDIATE RELEASE


Immune Network Announces B.C. Research Dividend Proposal, Private Placement
---------------------------------------------------------------------------
Cancellation, Immune Network Resignations,  Bridge Pharma JV dispute
--------------------------------------------------------------------


VANCOUVER, CANADA, June 14, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX: IMM) announced today a proposed dividend by a subsidiary, cancellation of a previously announced private placement, two management resignations, and a dispute with Bridge Pharma Inc.

Immune Network announced that the Board of Directors of its subsidiary, B.C. Research Inc., approved in principle the payment of shareholder dividends. Although the amount and timing of the dividend payments are still under review, it is anticipated that Immune Network's first dividend receipt will be prior to the end of the current fiscal quarter. Dividends from B.C. Research to its shareholders are from cash produced by the partial disposition of certain holdings of B.C. Research, a successful technology incubator.

Due to the anticipated availability of funds for Immune Network's continuing research and development operations arising from dividends, as well as from disposition of certain Immune Network capital assets, and due to market conditions and lack of investor interest, Immune Network will cancel the $700,000 private placement originally announced on May 17, 2001.

Allen Bain, Chairman of B.C. Research and President and CEO of Immune Network said, "We are pleased to be able to look to our own asset base for provision of operating funds, particularly for our DAD2000 phase II clinical trial, now involving close to 200 Alzheimer disease patients. The ability of B.C. Research to generate funds for a shareholder dividend is testament to the success of its employees in building value in new technology enterprises."

Immune Network also announced that effective June 15, 2001, David Goold, C.A., Chief Financial Officer, and Danny Lowe, C.M.A., Controller, will resign from their management positions with Immune Network. Mr. Goold, currently Chief Financial Officer of both Immune Network and B.C. Research, will focus completely on B.C. Research and its new spin-off companies. Mr. Lowe currently holds the position of Chief Financial Officer for Azure Dynamics Corporation (CDNX: AZD), a spin-off company of B.C. Research. Both individuals may continue with Immune Network and its affiliated companies on a contract basis from time to time.

Immune Network also reports that it has received letters from Bridge Pharma Inc. and its legal counsel claiming default by Immune Network under the provisions of a Joint Venture Agreement between the parties dated August 12, 1999. Bridge has claimed that Immune Network has defaulted with respect to the timing and/or the amount of funding provided to the Joint Venture and that the Joint Venture Agreement is consequently terminated. To date, Immune Network has funded the Bridge Pharma Joint Venture in the approximate amount of US$561,000. Immune Network believes the claim made by Bridge is without merit and intends to vigorously defend its rights.


On behalf of the Board of Directors


Allen Bain, Ph.D., CEO

About Immune Network Ltd.

Immune Network, a biotech merchant developer that acquires, adds value, and divests biotech projects, is currently focused on its Alzheimer disease project. The DAD2000 trial ("Dapsone for Alzheimer Disease") is a Phase II clinical trial designed to test the ability of dapsone to slow the progression of Alzheimer disease by inhibiting brain inflammation.


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                     -30-



Company Contact:
Jason Grebely
Investor Relations Manager
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free  1-877-644-5541
Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  jgrebely@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                 BC FORM 53-901F

                                 SECURITIES ACT

  MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

Immune Network Ltd. (the "Issuer")
3650 Wesbrook Mall
Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

June 14, 2001

Item 3.     Press Release
            -------------

News Release dated June 14, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

The Issuer reports a proposed dividend by a subsidiary, cancellation of a previously announced private placement, two management resignations and a dispute with Bridge Pharma, Inc.

Item 5.     Full Description of Material Change
            -----------------------------------

The Issuer reports a proposed dividend by a subsidiary, cancellation of a previously announced private placement, two management resignations and a dispute with Bridge Pharma, Inc.

The Issuer reports that its subsidiary, B.C. Research Inc. ("BCR"), approved in principle the payment of shareholder dividends. Although the amount and timing of the dividend payments are still under review, it is anticipated that the Issuer's first dividend receipt will be prior to the end of the current fiscal quarter. Dividends from BCR to its shareholders are from cash produced by the partial disposition of certain holdings of BCR.

Due to the anticipated availability of funds for the Issuer's continuing research and development operations arising from dividends, as well as from disposition of certain capital assets of the Issuer, and due to market conditions and lack of investor interest, the Issuer will cancel the $700,000 private placement originally announced on May 17, 2001.

The Issuer also announced that effective June 15, 2001, David Goold, C.A., Chief Financial Officer, and Danny Lowe, C.M.A., Controller, will resign from their management positions with the Issuer. Mr. Goold, currently Chief Financial Officer of both the Issuer and BCR, will focus completely on BCR and its new spin-off companies. Mr. Lowe currently holds the position of Chief Financial Officer for Azure Dynamics Corporation (CDNX: AZD), a spin-off company of BCR. Both individuals may continue with the Issuer and its affiliated companies on a contract basis from time to time.

The Issuer also reports that it has received letters from Bridge Pharma, Inc. ("BPI") and its legal counsel claiming default by the Issuer under the provisions of a joint venture agreement between the parties. BPI has claimed that the Issuer has defaulted with respect to the timing and/or the amount of funding provided to the joint venture and that the joint venture agreement is consequently terminated. To date, the Issuer has funded the BPI joint venture in the approximate amount of US$561,000. The Issuer believes the claim made by BPI is without merit and intends to vigorously defend its rights.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for that reliance.

Not applicable

Item 7.     Omitted Information
            -------------------

Not applicable

Item 8.     Senior Officers
            ---------------

Allen Bain, President and Chief Executive Officer
Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of June, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
         _______________________________
         Allen Bain
         President and Chief Executive Officer

FOR IMMEDIATE RELEASE


           Immune Network sells B.C. Research interest to CroMedica
           --------------------------------------------------------


VANCOUVER, CANADA, June 20, 2001 - Immune Network Ltd. (OTC: IMMKF; CDNX: IMM) signed a letter of intent today to sell its two-thirds interest in B.C. Research to CroMedica Global Inc.

The proceeds of the sale, valued at about $8 million, will be applied to all remaining costs of Immune Network's DAD2000 Phase II clinical trial, as well as costs associated with a Phase I clinical trial of Immune Network's new product, IQ201. The letter of intent also calls for an ongoing limited right of first refusal for Immune Network to participate in equity financings of pharmaceutical and biotech projects arising from the B.C. Research technology incubator.

Dr. Allen Bain, President and CEO of Immune Network, said, "This is a good deal for all concerned. We are focused on Alzheimer drug development. Our current trial program is fully financed and CroMedica is an optimal shareholder and partner for B.C. Research. When financing allows in the future, we will be well positioned to access the project pipeline of B.C. Research."

"CroMedica is very pleased to continue our partnership with Immune Network in the development of its lead Alzheimer disease product and to diversify CroMedica's interests to the area of biotech incubation and high technology innovation" says Dr. Erich Mohr, Chairman and CEO.

On behalf of the Board of Directors


Allen Bain, Ph.D., CEO


About Immune Network

Immune Network is currently focused on its Alzheimer disease project. The DAD2000 trial ("Dapsone for Alzheimer Disease") is a Phase II clinical trial designed to test the ability of dapsone to slow the progression of Alzheimer disease by inhibiting brain inflammation.

To learn more about Immune Network Ltd., please visit our website: www.immunenetwork.com
---------------------

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                     -30-



Immune Network Contact:
Jason Grebely
Investor Relations Manager
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free  1-877-644-5541
Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  jgrebely@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

FOR IMMEDIATE RELEASE


                    Approval Sought for Sale of B.C. Research
                    -----------------------------------------


VANCOUVER, CANADA, June 22, 2001 - Immune Network Ltd. (the "Company") (OTC:
IMMKF; CDNX: IMM) announces that further to the Company's news release of June 21, 2001, outlining the Company's proposed sale of its equity interest in B.C. Research Inc. ("B.C. Research") to CroMedica Global Inc. ("CroMedica"), the Company proposes to seek shareholder approval to such sale at its annual general meeting scheduled for June 28, 2001. This news release is being disseminated to afford shareholders the information necessary to make an informed decision regarding the transaction. Because of the extremely short deadline to close the transaction, the Company does not have the time to schedule a separate meeting.

The Company entered into an agreement in March 2000 with CroMedica for CroMedica to undertake a three country clinical trial program of the Company's patented drug candidate for Alzheimer's treatment. CroMedica is an international medical contract research organization, and is arm's length to the Company and B.C. Research. The Company is currently indebted to CroMedica for clinical trial costs, plus US$1,000,000 as advanced by CroMedica to the Company (as secured by a debenture). The Company and CroMedica have been negotiating for some time to resolve how to settle all outstanding matters between them. The Company does not have the resources to pay its debts to CroMedica, and has been unsuccessful in negotiating any financings.

The settlement proposal contained in the letter of intent between the Company and CroMedica is that the Company will transfer its approximate 66% equity interest in B.C. Research to CroMedica in exchange for the following:

1.     full satisfaction of the outstanding invoices owing to CroMedica;

2. deferral in the commencement of repayment of the outstanding US$1,000,000 owing to CroMedica under the debenture;

3. a commitment by CroMedica to complete the international clinical trials for a total cost of approximately US$3,000,000;

4. a commitment by CroMedica to prepare certain analysis, studies and protocols and to make regulatory filings pertaining to such clinical trials;

5.     a commitment by CroMedica to conduct a phase I study; and

6. other benefits accruing to the Company with respect to maintaining business operations at B.C. Research.

The aggregate dollar value of the above is approximately CDN $8,000,000. In addition, the Company will have a limited right of first refusal to invest in biotech opportunities arising from B.C. Research's operations. This will allow the Company the opportunity to continue to participate in some of the "upside" of B.C. Research.

Management will be putting forward an ordinary resolution for shareholders to approve the Company's disposition of its interest in B.C. Research (requiring a simple majority to approve). Management is recommending that shareholders approve the transaction with CroMedica.

On behalf of the Board of Directors


Allen Bain, Ph.D., CEO


About Immune Network

Immune Network is currently focused on its Alzheimer disease project. The DAD2000 trial ("Dapsone for Alzheimer Disease") is a Phase II clinical trial designed to test the ability of dapsone to slow the progression of Alzheimer disease by inhibiting brain inflammation.

To learn more about Immune Network Ltd., please visit our website: www.immunenetwork.com
---------------------




"Safe  Harbor"  Statement  under the Private Securities Litigation Reform Act of
--------------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                      -30-



Immune Network Contact:
Jason Grebely
Investor Relations Manager
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel.  (604) 222-5541
Toll Free  1-877-644-5541
Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  jgrebely@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                  BC FORM 53-901F

                                   SECURITIES ACT

      MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

Immune Network Ltd. (the "Issuer")
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.     Date of Material Change
            -----------------------

June 20, 2001

Item 3     Press Release
           -------------

News Releases dated June 20, 2001 and June 22, 2001 were disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

The Issuer reports that it has signed a letter of intent to sell its two-thirds interest in B.C. Research Inc. ("BCR") to CroMedica Global Inc. ("CroMedica").

Item 5.     Full Description of Material Change
            -----------------------------------

The Issuer reports that it has signed a letter of intent to sell its two-thirds interest in BCR to CroMedica. Shareholder approval to the disposition will be sought at the Issuer's annual general meeting scheduled for June 28, 2001.

The Issuer entered into an agreement in March 2000 with CroMedica for CroMedica to undertake a three country clinical trial program of the Issuer's patented drug candidate for Alzheimer's treatment. CroMedica is an international medical contract research organization and is arm's length to the Issuer and BCR. The Issuer is currently indebted to CroMedica for clinical trial costs, plus US$1,000,000 as advanced by CroMedica to the Issuer (as secured by a debenture). The Issuer and CroMedica have been negotiating for some time to resolve how to settle all outstanding matters between them. The Issuer has been unsuccessful in negotiating any financings to raise the funds required to maintain the contract with CroMedica. The settlement proposal contained in the letter of intent between the Issuer and CroMedica is that the Issuer will transfer its approximate 66% equity interest in BCR to CroMedica in exchange for the following:

1.     full satisfaction of the outstanding invoices owing to CroMedica;

2. deferral in the commencement of repayment of the outstanding US$1,000,000 owing to CroMedica under the debenture;

3. a commitment by CroMedica to complete the international clinical trials for a total cost of approximately US$3,000,000;

4. a commitment by CroMedica to prepare certain analysis, studies and protocols and to make regulatory filings pertaining to such clinical trials;

5.     a commitment by CroMedica to conduct a phase I study; and

6. other benefits accruing to the Issuer with respect to maintaining business operations at BCR.

The aggregate dollar value of the above is approximately CDN$8,000,000. In addition, the Issuer will have a limited right of first refusal to invest in biotech opportunities arising from BCR's operations. This will allow the Issuer the opportunity to continue to participate in some of the "upside" of BCR.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for that reliance.

Not applicable

Item 7.     Omitted Information
            -------------------

Not applicable

Item 8.     Senior Officers
            ---------------

Allen Bain, President and Chief Executive Officer
Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 29th day of June, 2001.

IMMUNE NETWORK LTD.

Per:     "Allen Bain"
         _______________________________
         Allen Bain
         President and Chief Executive Officer

FOR IMMEDIATE RELEASE

NEGOTIATIONS OF SETTLEMENT PROPOSAL WITH CROMEDICA SUSPENDED: CroMedica commences legal action against Immune Network


Vancouver, Canada, July 11, 2001 - Immune Network Ltd. (the "Company") (OTC:
IMMKF; CDNX: IMM) announces that further to the Company's news releases of June 20 and June 22, 2001, negotiations of the settlement proposal contained in a letter of intent between the Company and CroMedica have been suspended by CroMedica. CroMedica has commenced legal action against the Company, alleging that payment of the sum of US$1.8 million in trial costs is owing. CroMedica has also served notice, effective July 5, 2001, claiming accelerated payment of a deferred amount of US$1 million under a secured debenture due to a cross-default arising from non-payment of trial costs. The Company has 30 days within which to pay outstanding trial costs, failing which CroMedica will be in a position to realize against the Company's assets under the debenture.

The Company has retained legal counsel and intends to defend the proceedings. The Company believes that only a portion of trial costs may be currently payable. As previously disclosed, while the Company does not have the ability to pay currently outstanding obligations which may be due to CroMedica, management believes that the value of the Company's assets are sufficient to enable the Company to satisfy its immediate actual obligations to CroMedica and to maintain the Company's operations. Management is currently exploring all available avenues and will provide updates as to further developments as they arise.

CroMedica's primary responsibility under its contract with Immune Network is a multi-national Phase II clinical trial of dapsone in Alzheimer disease (known as the "DAD2000" trial). DAD2000 trial enrollment was completed on June 22, 2001. There are now a total of 201 Alzheimer patients in Immune Network's dapsone trial. Patients have been joining the trial since November 2000. Patients are randomly assigned to receive either capsules of dapsone or of placebo, daily for one year.

Immune Network is committed to proper completion of the DAD2000 clinical trial. This trial is crucial to understanding the potential value of dapsone, and other anti-inflammatory agents, to slow the progression of Alzheimer disease. To date, no drug has been clearly successful in slowing Alzheimer disease progression. According to a World Health Organization 1997 report, some 29 million individuals suffer from dementia, of which Alzheimer disease is the most common form. In this setting, Immune Network's DAD2000 trial is of critical importance.


On behalf of the Board of Directors



Allen Bain, Ph.D., CEO

"Safe  Harbor" Statement under the Private Securities Litigation Reform Act of
--------------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

Company Contact:
Jason Grebely
Investor Relations Manager
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free  1-877-644-5541
Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  jgrebely@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

FOR IMMEDIATE RELEASE

Immune Network resolves dispute with CroMedica, concludes sale of B.C. Research
-------------------------------------------------------------------------------
Inc.
----


VANCOUVER, CANADA, July 18, 2001 -- Immune Network Ltd. (OTCBB: IMMKF; CDNX:
IMM) announces that further to its news releases of June 20, June 22 and July 11, it has signed an agreement today to sell its two-thirds interest in B.C. Research Inc. to CroMedica International Inc.

The signed agreement resolves the legal action arising from the dispute between Immune Network and CroMedica Global Inc. regarding invoices relating to the DAD2000 Phase II clinical trial and other studies.

The DAD2000 trial was not interrupted by this brief commercial dispute and today's agreement allows CroMedica to continue with its primary responsibility under its contract with Immune Network: the multi-national Phase II clinical trial of dapsone in Alzheimer disease, now fully enrolled and operational in four countries.

In partial consideration, CroMedica will complete its obligations related to the delivery of Immune Network's DAD2000 Phase II clinical trial at no further cost to Immune Network. In addition, Immune Network and CroMedica have agreed on terms to cancel payments with respect to the US $1 million that was owing under a secured debenture.

Today's transaction is subject to certain conditions including the receipt of Canadian Venture Exchange approval.



On behalf of the Board of Directors



Allen Bain, Ph.D., CEO

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                     -30-


Company Contact:
Jason Grebely
Investor Relations Manager
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel.  (604) 222-5541
Toll Free  1-877-644-5541

Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  jgrebely@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                   BC FORM 53-901F

                                   SECURITIES ACT

    MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

Immune Network Ltd. (the "Issuer")
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.     Date of Material Change
            -----------------------

July 11 and 18, 20001

Item 3.     Press Release
            -------------

News Releases dated July 11, 2001 and July 18, 2001 were disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

The Issuer reported initially that settlement negotiations with CroMedica Global Inc. ("CroMedica Global") had broken off and that CroMedica Global had commenced legal proceedings against the Issuer. The Issuer then reported that it has signed a formal agreement to sell its two-thirds interest in B.C. Research Inc. ("BCR") to CroMedica International Inc. ("CroMedica International") which resolves the legal action commenced by CroMedica Global.

Item 5.     Full Description of Material Change
            -----------------------------------

Further to the Issuer's news releases of June 20 and June 22, 2001, the Issuer reported in its July 11, 2001 news release that negotiations of the settlement proposal contained in a letter of intent between the Issuer and CroMedica Global were suspended. CroMedica Global then commenced a legal action against the Issuer, alleging that payment of the sum of US$1.8 million in trial costs is owing. CroMedica Global served notice to the Issuer, effective July 5, 2001, claiming accelerated payment of a deferred amount of US$1 million under a secured debenture due to a cross-default arising from non-payment of trial costs. The Issuer had 30 days within which to pay outstanding trial costs, failing which CroMedica Global would be in a position to realize against the Issuer's assets under the debenture.

The Issuer retained legal counsel to defend the proceedings as the Issuer believed that only a portion of trial costs may have been payable. As previously disclosed, while the Issuer did not have the ability to pay outstanding obligations which may have been due to CroMedica Global, management believed that the value of the Issuer's assets was sufficient to enable the Issuer to satisfy its immediate actual obligations to CroMedica Global and to maintain the Issuer's operations.

On July 18, 2001, the Issuer signed an agreement (the "Agreement") to sell its two-thirds interest in BCR to CroMedica International. The Agreement will resolve the legal action commenced by CroMedica Global.

The DAD2000 trial was not interrupted by this brief commercial dispute and the Agreement allows CroMedica Global to continue with its primary responsibility under its contract with the Issuer, namely the multi-national Phase II clinical trial of dapsone in Alzheimer disease, now fully enrolled and operational in four countries.

In partial consideration, CroMedica Global will complete its obligations related to the delivery of the Issuer's DAD2000 Phase II clinical trial at no further cost to the Issuer. In addition, an agreement has been reached on terms to cancel payments with respect to the US$1 million that was owing under a secured debenture.

The transactions contemplated by the Agreement were accepted for filing by the Canadian Venture Exchange on July 19, 2001.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for that reliance.

Not applicable

Item 7.     Omitted Information
            -------------------

Not applicable

Item 8.     Senior Officers
            ---------------

Allen Bain, President and Chief Executive Officer
Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 20th day of July, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
         _______________________________
         Allen Bain
         President and Chief Executive Officer

                                     CDNX
                           CANADIAN VENTURE EXCHANGE

July 19, 2001

Maitland & Company
Barristers & Solicitors
700 - 625 Howe Street
Vancouver, BC V6C 2T6

Attention: Jeffrey B. Lightfoot

Dear Sirs\Mesdames:

Re:     IMMUNE NETWORK LTD. ("IMM")
        Property-Asset Disposition - Submission #65921

This is to confirm that the CDNX has accepted for filing documentation pertaining to Share Purchase Agreement, dated July 17, 2001, between CroMedica International Inc.('CroMedica') and Immune Network Ltd., whereby the Company has sold its 66% interest in BC Research Inc. in exchange for the following:

i) Forgiveness of debt owed by the Company to CroMedica in the amount of US $1,678,320
ii) Cancellation of repayment of US $1,000,000 owing to CroMedica pursuant to a outstanding debenture.
iii) Commitment by CroMedica to complete clinical trials with total cost of approximately US $3,000,000.
iv) For a period of three years upon closing, the Company is given the right of first refusal to make investments in the biotech sector which arise as a result of CroMedica's involvement with BC Research Inc.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6506 / FAX: (604) 844-7502.

Yours truly,

/s/Stephanie Lam

Stephanie Lam
Corporate Analyst
Corporate Finance

SL/nl

cc:      BC Securities Commission, Attention: Corporate Finance Immune Network
Ltd.

       P.0. BOX 10333, 609 GRANVILLE STREET, VANCOUVER, BC CANADA V7Y 1H1 TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.CA